Exhibit 1

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017, 2016 and 2015

(With Independent Auditor’s Report Thereon)

INDEX

CEMEX, S.A.B. de C.V. and Subsidiaries:

Consolidated Income Statements for the years ended December 31, 2017, 2016 and 2015	1

Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015	2

Consolidated Statements of Financial Position as of December 31, 2017 and 2016	3

Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015	4

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2017, 2016 and 2015	5

Notes to the Consolidated Financial Statements	6

Independent Auditors’ Report – KPMG Cárdenas Dosal, S.C.	67

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements

(Millions of Mexican pesos, except for earnings per share)

		Years ended December 31,
	Notes	2017	2016	2015
Net sales	3	$258,131	249,945	219,299
Cost of sales	2.16	(169,534)	(160,433)	(144,513)

Gross profit		88,597	89,512	74,786
Operating expenses	5	(56,026)	(53,969)	(47,910)

Operating earnings before other expenses, net	2.1	32,571	35,543	26,876
Other expenses, net	6	(3,815)	(1,670)	(3,032)

Operating earnings		28,756	33,873	23,844
Financial expense	16	(19,301)	(21,487)	(19,784)
Financial income and other items, net	7	3,616	4,489	(1,333)
Share of profit of equity accounted investees	13.1	588	688	737

Earnings before income tax		13,659	17,563	3,464
Income tax	19	(520)	(3,125)	(2,368)

Net income from continuing operations		13,139	14,438	1,096
Discontinued operations	4.2	3,499	768	1,028

CONSOLIDATED NET INCOME		16,638	15,206	2,124
Non-controlling interest net income		1,417	1,173	923

CONTROLLING INTEREST NET INCOME		$15,221	14,033	1,201

Basic earnings per share	22	$0.34	0.32	0.03
Basic earnings per share from continuing operations	22	$0.26	0.30	0.01
Diluted earnings per share	22	$0.34	0.32	0.03
Diluted earnings per share from continuing operations	22	$0.26	0.30	0.01

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2017	2016	2015
CONSOLIDATED NET INCOME		$16,638	15,206	2,124

Items that will not be reclassified subsequently to the income statement
Net actuarial (losses) from remeasurements of defined benefit pension plans	18	3	(4,019)	(748)
Income tax recognized directly in other comprehensive income	19	(1)	788	183

		2	(3,231)	(565)

Items that are or may be reclassified subsequently to the income statement
Effects from available-for-sale investments and derivative financial instruments designated as cash flow hedges	13.2, 16.4	275	36	335
Currency translation of foreign subsidiaries	20.2	(9,519)	11,630	7,976
Income tax recognized directly in other comprehensive income	19	233	(696)	453

		(9,011)	10,970	8,764

Total items of other comprehensive income, net		(9,009)	7,739	8,199

TOTAL COMPREHENSIVE INCOME		7,629	22,945	10,323
Non-controlling interest comprehensive income		1,928	5,164	3,221

CONTROLLING INTEREST COMPREHENSIVE INCOME		$5,701	17,781	7,102

Out of which:
COMPREHENSIVE INCOME FROM DISCONTINUED OPERATIONS		$2,342	2,882	1,387
COMPREHENSIVE INCOME FROM CONTINUING OPERATIONS		$3,359	14,899	5,715

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

(Millions of Mexican pesos)

		December 31,
	Notes	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	$13,741	11,616
Trade accounts receivables, net	9	30,478	30,160
Other accounts receivable	10	4,970	5,238
Inventories, net	11	18,852	18,098
Assets held for sale	12.1	1,378	21,029
Other current assets	12.2	1,946	2,300

Total current assets		71,365	88,441

NON-CURRENT ASSETS
Equity accounted investees	13.1	8,572	10,488
Other investments and non-current accounts receivable	13.2	5,758	7,120
Property, machinery and equipment, net	14	232,160	230,134
Goodwill and intangible assets, net	15	234,909	247,507
Deferred income tax assets	19.2	14,817	16,038

Total non-current assets		496,216	511,287

TOTAL ASSETS		$567,581	599,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	16.1	$16,973	1,222
Other financial obligations	16.2	19,362	11,658
Trade payables		46,428	40,338
Income tax payable		5,129	5,441
Other current liabilities	17	24,287	22,530
Liabilities directly related to assets held for sale	12.1	—	815

Total current liabilities		112,179	82,004

NON-CURRENT LIABILITIES
Long-term debt	16.1	177,022	235,016
Other financial obligations	16.2	12,859	25,972
Employee benefits	18	23,653	23,365
Deferred income tax liabilities	19.2	15,801	19,600
Other non-current liabilities	17	15,649	17,046

Total non-current liabilities		244,984	320,999

TOTAL LIABILITIES		357,163	403,003

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	20.1	144,654	127,336
Other equity reserves	20.2	13,483	24,793
Retained earnings	20.3	6,181	1,612
Net income		15,221	14,033

Total controlling interest		179,539	167,774
Non-controlling interest and perpetual debentures	20.4	30,879	28,951

TOTAL STOCKHOLDERS’ EQUITY		210,418	196,725

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$567,581	599,728

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2017	2016	2015
OPERATING ACTIVITIES
Consolidated net income		$16,638	15,206	2,124
Discontinued operations		3,499	768	1,028

Net income from continuing operations		$13,139	14,438	1,096
Non-cash items:
Depreciation and amortization of assets	5	15,992	15,991	14,658
Impairment losses	6	2,936	2,518	1,517
Share of profit of equity accounted investees	13.1	(588)	(688)	(737)
Results on sale of subsidiaries, other disposal groups and others		(4,335)	(2,132)	(174)
Financial income and other items, net		15,685	16,998	21,117
Income taxes	19	520	3,125	2,368
Changes in working capital, excluding income taxes		8,040	11,017	3,596

Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income taxes		51,389	61,267	43,441

Financial expense and coupons on perpetual debentures paid	20.4	(15,759)	(18,129)	(17,865)
Income taxes paid		(4,664)	(5,183)	(7,437)

Net cash flow provided by operating activities from continuing operations		30,966	37,955	18,139
Net cash flow provided by operating activities from discontinued operations		144	1,192	977

Net cash flows provided by operating activities		31,110	39,147	19,116

INVESTING ACTIVITIES
Property, machinery and equipment, net	14	(10,753)	(4,563)	(8,930)
Acquisition and disposal of subsidiaries and other disposal groups, net	4.1, 13.1	23,841	1,424	2,722
Intangible assets and other deferred charges	15	(1,607)	(1,427)	(908)
Long term assets and others, net		128	(914)	(764)

Net cash flows used in investing activities from continuing operations		11,609	(5,480)	(7,880)
Net cash flows provided by (used in) investing activities from discontinued operations		—	1	(153)

Net cash flows used in investing activities		11,609	(5,479)	(8,033)

FINANCING ACTIVITIES
Sale of non-controlling interests in subsidiaries	20.4	(55)	9,777	—
Derivative instruments		246	399	1,098
Repayment of debt, net	16.1	(39,299)	(46,823)	(11,473)
Other financial obligations, net	16.2	—	—	177
Securitization of trade receivables		169	(999)	(506)
Non-current liabilities, net		(3,745)	(1,972)	(1,763)

Net cash flows used in financing activities		(42,684)	(39,618)	(12,467)

Decrease in cash and cash equivalents from continuing operations		(109)	(7,143)	(2,208)
Increase in cash and cash equivalents from discontinued operations		144	1,193	824
Cash conversion effect, net		2,090	2,244	4,117
Cash and cash equivalents at beginning of period		11,616	15,322	12,589

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$13,741	11,616	15,322

Changes in working capital, excluding income taxes:
Trade receivables, net		$1,495	(4,386)	(3,561)
Other accounts receivable and other assets		1,120	(286)	(1,986)
Inventories		526	(1,239)	(1,472)
Trade payables		3,635	13,729	7,532
Other accounts payable and accrued expenses		1,264	3,199	3,083

Changes in working capital, excluding income taxes		$8,040	11,017	3,596

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

			Additional	Other		Total		Total
		Common	paid-in	equity	Retained	controlling	Non-controlling	stockholders’
	Notes	stock	capital	reserves	earnings	interest	interest	equity
Balance as of December 31, 2014		$4,151	101,216	10,738	14,998	131,103	17,068	148,171
Net income		—	—	—	1,201	1,201	923	2,124
Total other items of comprehensive income	20.2	—	—	5,901	—	5,901	2,298	8,199
Effects of early conversion and issuance of convertible subordinated notes	16.2	3	5,982	(934)	—	5,051	—	5,051
Capitalization of retained earnings	20.1	4	7,613	—	(7,617)	—	—	—
Share-based compensation	20.1, 21	—	655	—	—	655	—	655
Effects of perpetual debentures	20.4	—	—	(432)	—	(432)	—	(432)

Balance as of December 31, 2015		4,158	115,466	15,273	8,582	143,479	20,289	163,768
Net income		—	—	—	14,033	14,033	1,173	15,206
Total other items of comprehensive income	20.2	—	—	3,748	—	3,748	3,991	7,739
Capitalization of retained earnings	20.1	4	6,966	—	(6,970)	—	—	—
Share-based compensation	20.1, 21	—	742	—	—	742	—	742
Effects of perpetual debentures	20.4	—	—	(507)	—	(507)	—	(507)
Changes in non-controlling interest	20.4	—	—	6,279	—	6,279	3,498	9,777

Balance as of December 31, 2016		4,162	123,174	24,793	15,645	167,774	28,951	196,725
Net income		—	—	—	15,221	15,221	1,417	16,638
Total other items of comprehensive income, net	20.2	—	—	(9,520)	—	(9,520)	511	(9,009)
Capitalization of retained earnings	20.1	5	9,459	—	(9,464)	—	—	—
Effects of early conversion of convertible subordinated notes	16.2	4	7,059	(1,334)	—	5,729	—	5,729
Share-based compensation	20.1, 21	—	791	26	—	817	—	817
Effects of perpetual debentures	20.4	—	—	(482)	—	(482)	—	(482)

Balance as of December 31, 2017		$4,171	140,483	13,483	21,402	179,539	30,879	210,418

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, in order to facilitate the acquisition of financing and run its operations in Mexico more efficiently, CEMEX, S.A.B. de C.V. carries out all businesses and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 1, 2018. These financial statements will be submitted for authorization to the Annual General Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on April 5, 2018.

2)	SIGNIFICANT ACCOUNTING POLICIES

2.1)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

The presentation currency of the consolidated financial statements is the Mexican peso, currency in which the Company reports periodically to the MSE. When reference is made to pesos or “$” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2017 and 2016, translations of pesos into dollars and dollars into pesos, were determined for statement of financial position amounts using the closing exchange rates of $19.65 and $20.72 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of $18.88, $18.72 and $15.98 pesos per dollar for 2017, 2016 and 2015, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

Amounts disclosed in the notes in connection with tax or legal proceedings (notes 19.4 and 24), which are originated in jurisdictions which currencies are different to the peso or the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates.

Discontinued operations

On April 5, 2017, in connection with the agreements entered into between CEMEX and Duna-Dráva Cement in August 2015 for the sale of CEMEX’s operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, (jointly the “Croatian Operations”), the European Commission issued a decision that ultimately did not allow Duna-Dráva Cement to purchase the aforementioned operations. Consequently, the transaction was not concluded and CEMEX decided to maintain its Croatian Operations and continue to operate them for indefinite time. As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the financial statements. The accompyning comparative financial statements including their notes for prior periods, in which CEMEX previously reported the Croatian Operations as “Discontinued Operations” and “Assets held for sale” have been re-presented in order to present the Croatian Operations as part of continuing operations. The Croatian Operations mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants (note 4.2).

In addition, considering the disposal of entire reportable operating segments, CEMEX presents in the single line item of discontinued operations, the results of: a) its Pacific Northwest Materials Business operations in the United States sold on June 30, 2017; b) its Concrete Pipe Business operations in the United States sold on January 31, 2017; c) its operations in Bangladesh and Thailand sold on May 26, 2016; and d) its operations in Austria and Hungary sold on October 31, 2015 (note 4.2).

Discontinued operations are presented net of income tax.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Income statements

CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant measure for CEMEX’s management as explained in note 4.4. Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities, or which are of an unusual and/or non-recurring nature, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs and others (note 6).

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

•

In 2017, 2016 and 2015, the increases in common stock and additional paid-in capital associated with: (i) the capitalization of retained earnings for $9,464, $6,970 and $7,617, respectively (note 20.1); and (ii) CPOs issued as part of the executive share-based compensation programs for $817, $742 and $655, respectively (note 20.1);

•	In 2017, 2016 and 2015, the increases in property, plant and equipment for $2,096, $7 and $63, respectively, associated with the finance leases during the year (note 14);

•

In 2017, the decrease in debt for $5,468, the net decrease in other equity reserves for $1,334, the increase in common stock for $4 and the increase in additional paid-in capital for $7,059, in connection with the early conversion of part of the 2018 optional convertible subordinated notes, which involved, the early conversion of optional convertible subordinated notes due in 2018. In addition, in 2015, the decrease in debt for $4,517, the net decrease in other equity reserves for $934, the increase in common stock for $3 and the increase in additional paid-in capital for $5,982, in connection with the issuance of optional convertible subordinated notes due in 2020, which involved, the exchange and early conversion of optional convertible subordinated notes due in 2016. These transactions involved the issuance of approximately 43 million ADSs in 2017 and 42 million ADSs in 2015 (note 16.2);

•

In 2016, the increase in debt and in other current accounts receivable for $148, in connection with a guarantee signed by CEMEX Colombia, S.A. (“CEMEX Colombia”) over the debt of a trust committed to the development of housing projects in Colombia and the related beneficial interest that in turn holds CEMEX Colombia in the assets of such trust, which are comprised by land; and

•	In 2015, the decrease in other current and non-current liabilities and in deferred tax assets in connection with changes in the tax legislation in Mexico effective as of December 31, 2015 (note 19.4).

2.2)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purposes entities), by means of which the Parent Company is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation.

Investments are accounted for by the equity method when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%. The equity method reflects in the financial statements, the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture.

Other permanent investments where CEMEX holds equity interests of less than 20% and/or there is no significant influence are carried at their historical cost.

2.3)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2.4)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, which settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 20.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 20.2) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

During the reported periods, there were no subsidiaries whose functional currency was the currency of a hyperinflationary economy, which is generally considered to exist when the cumulative inflation rate over the last three years is approaching, or exceeds, 100%. In a hyperinflationary economy, the accounts of the subsidiary’s statements of operations should be restated to constant amounts as of the reporting date, in which case, both the statement of financial position accounts and the income statement accounts would be translated to pesos at the closing exchange rates of the year.

The most significant closing exchange rates and the approximate average exchange rates for statement of financial position accounts and statement of operations accounts as of December 31, 2017, 2016 and 2015, were as follows:

	2017		2016		2015
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	19.6500	18.8800	20.7200	18.7200	17.2300	15.9800
Euro	23.5866	21.4122	21.7945	20.6564	18.7181	17.6041
British Pound Sterling	26.5361	24.4977	25.5361	25.0731	25.4130	24.3638
Colombian Peso	0.0066	0.0064	0.0069	0.0062	0.0055	0.0058
Egyptian Pound	1.1082	1.0620	1.1234	1.8261	2.2036	2.0670
Philippine Peso	0.3936	0.3747	0.4167	0.3927	0.3661	0.3504

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the implied exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

2.5)	CASH AND CASH EQUIVALENTS (note 8)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.”

The amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX’s obligations, to the extent that the restriction will be lifted in less than three months from the statement of financial position reporting date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2.6)	FINANCIAL INSTRUMENTS

Beginning January 1, 2018, IFRS 9, Financial Instruments: classification and measurement is effective, see note 2.20. Until December 31, 2017, CEMEX’s policy for the recognition of financial instruments is set forth below:

Trade accounts receivable and other accounts receivable (notes 9 and 10)

Instruments under these captions are classified as loans and receivables and are recorded at their amortized cost representing the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. Due to their short-term nature, CEMEX initially recognizes these receivables at the original invoiced amount less an estimate of doubtful accounts. Allowances for doubtful accounts were recognized based on incurred loss estimates against administrative and selling expenses.

Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained on the statement of financial position.

Other investments and non-current accounts receivable (note 13.2)

As part also of loans and receivables, non-current accounts receivable and investments classified as held to maturity are initially recognized at their amortized cost. Subsequent changes in NPV are recognized in the income statement as part of “Financial income and other items, net”.

Investments in financial instruments held for trading, as well as those investments available for sale, are recognized at their estimated fair value, in the first case through the income statement as part of “Financial income and other items, net,” and in the second case, changes in valuation are recognized as part of “Other comprehensive income” for the period within “Other equity reserves” until their time of disposition, when all valuation effects accrued in equity are reclassified to “Financial income and other items, net,” in the income statement. These investments are tested for impairment upon the occurrence of a significant adverse change or at least once a year during the last quarter.

Debt and other financial obligations (notes 16.1 and 16.2)

Bank loans and notes payable are recognized at their amortized cost. Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated to fair value hedge strategies with derivative financial instruments. Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements when the new instrument is substantially different to the old instrument according to a qualitative and quantitative analysis are recognized in the income statement as incurred.

Finance leases are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the NPV of future minimum lease payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. The main factors that determine a finance lease are: a) ownership title of the asset is transferred to CEMEX at the expiration of the contract; b) CEMEX has a bargain purchase option to acquire the asset at the end of the lease term; c) the lease term covers the majority of the useful life of the asset; and/or d) the NPV of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

Financial instruments with components of both liabilities and equity (note 16.2)

The financial instrument that contains components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, each component is recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 2.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.

Derivative financial instruments (note 16.4)

CEMEX recognizes all derivative instruments as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except for the effective portion of changes in fair value of derivative instruments associated with cash flow hedges, in which case, such changes in fair value are recognized in stockholders’ equity, and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. Likewise, in hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result (note 2.4), which reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Derivative financial instruments - continued

CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests and associates

Represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a subsidiary of CEMEX. When the obligation should be settled in cash or through the delivery of another financial asset, CEMEX recognizes a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and CEMEX has the election to settle using its own shares.

In respect of a put option granted for the purchase of an associate, CEMEX would recognize a liability against a loss in the statements of operations whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, had the counterparty exercised its right to sell. As of December 31, 2017 and 2016, there were no written put options.

Fair value measurements (note 16.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•

Level 1. - represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2. - are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3. - inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2.7)	INVENTORIES (note 11)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2.8)	PROPERTY, MACHINERY AND EQUIPMENT (note 14)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 5), and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2017, the average useful lives by category of fixed assets were as follows:

Years
Administrative buildings	35
Industrial buildings	30
Machinery and equipment in plant	17
Ready-mix trucks and motor vehicles	9
Office equipment and other assets	6

CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment - continued

All waste removal costs or stripping costs incurred in the operative phase of a surface mine in order to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance on fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

The useful lives and residual values of property, machinery and equipment are reviewed at each reporting date and adjusted if appropriate.

2.9)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 4.1 and 15)

Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.10). Goodwill may be adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on straight-line basis as part of operating costs and expenses (note 5).

Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment.

CEMEX’s extraction rights have maximum useful lives that range from 30 to 100 years, depending on the sector and the expected life of the related reserves. As of December 31, 2017, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight line basis over their useful lives that range on average from 3 to 20 years.

2.10)	IMPAIRMENT OF LONG LIVED ASSETS (notes 14 and 15)

Property, machinery and equipment, intangible assets of definite life and other investments

These assets are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in CEMEX’s operating environment or in technology, as well as expectations of lower operating results, in order to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. In order to obtain discounted cash flows attributable to each intangible asset, such revenues are adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are very sensitive to changes in such significant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Impairment of long lived assets - Goodwill

Goodwill is tested for impairment when required due to significant adverse changes or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the later represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. However, in specific circumstances, when CEMEX considers that actual results for a CGU do not fairly reflect historical performance and most external economic variables provide confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the point in which future expected average performance resembles the historical average performance, to the extent CEMEX has detailed, explicit and reliable financial forecasts and is confident and can demonstrate its ability, based on past experience, to forecast cash flows accurately over that longer period. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods.

The geographic operating segments reported by CEMEX (note 4.4), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the geographic operating segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following past experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Conversely, the higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained.

2.11)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company. As of December 31, 2017 and 2016 some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24.1.

Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments until the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Restructuring

CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 17)

Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long -lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process, and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Costs related to remediation of the environment (notes 17 and 24)

Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 23 and 24)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets, unless their realization is virtually certain.

2.12)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 18)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

The costs associated with employees’ benefits for: a) defined benefit pension plans; and b) other post-employment benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered, based on actuarial estimations of the benefits’ present value with the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.”

The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or reduce significantly the population subject to pension benefits, respectively, are recognized within operating costs and expenses.

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred.

2.13)	INCOME TAXES (note 19)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the manner in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Income taxes - continued

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.

The income tax effects from an uncertain tax position are recognized when is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated income statements.

The effective income tax rate is determined dividing the line item “Income Tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to CEMEX’s statutory tax rate applicable in Mexico (note 19.3). A significant effect in CEMEX’s effective tax rate and consequently in the aforementioned reconciliation of CEMEX’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2017, 2016 and 2015, the statutory tax rates in CEMEX’s main operations were as follows:

Country	2017	2016	2015
Mexico	30.0%	30.0%	30.0%
United States	35.0%	35.0%	35.0%
United Kingdom	19.3%	20.0%	20.3%
France	34.4%	34.4%	38.0%
Germany	28.2%	28.2%	29.8%
Spain	25.0%	25.0%	28.0%
Philippines	30.0%	30.0%	30.0%
Colombia	40.0%	40.0%	39.0%
Egypt	22.5%	22.5%	22.5%
Switzerland	9.6%	9.6%	9.6%
Others	7.8% - 39.0%	7.8% - 39.0%	7.8% - 39.0%

CEMEX’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2.14)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 20.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 20.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•

Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties balances that are of a non-current investment class (note 2.4);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2.6);

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Items of “Other equity reserves” included within other comprehensive income - continued

•	Changes in fair value of available-for-sale investments until their disposal (note 2.6); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•	Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 2.6 and 16.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The cancellation of the Parent Company’s shares held by consolidated entities.

Retained earnings (note 20.3)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; and c) restitution of retained earnings when applicable.

Non-controlling interest and perpetual debentures (note 20.4)

This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amount of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

2.15)	REVENUE RECOGNITION (note 3)

Beginning January 1, 2018, IFRS 15, Revenue from contracts with customers is effective, see note 2.20. Until December 31, 2017, CEMEX’s policy for revenue recognition is set forth below:

CEMEX’s consolidated net sales represent the value, before tax on sales, of revenues originated by products and services sold by consolidated subsidiaries as a result of their ordinary activities, after the elimination of transactions between related parties, and are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Revenue from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk on the goods purchased, not acting as agent or broker.

Revenue and costs related to construction contracts are recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

The stage of completion of construction contracts represents the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs or the surveys of work performed or the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Progress payments and advances received from customers do not reflect the work performed and are recognized as a short or long term advanced payments, as appropriate.

2.16)	COST OF SALES AND OPERATING EXPENSES (note 5)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2.17)	EXECUTIVE SHARE-BASED COMPENSATION (note 21)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the Parent Company and/or subsidiary’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. CEMEX determines the estimated fair value at the date of grant of stock compensation programs with performance conditions using Monte Carlo simulations.

2.18)	EMISSION RIGHTS

In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions (“CO2”) have been established by means of which, the relevant environmental authorities have granted certain number of emission rights (“certificates”) free of cost to the different industries releasing CO2, which must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

CEMEX does not maintain emission rights, CERs and/or enter into forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•

Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates.

•

Certificates and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost, and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates.

•

CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs.

•	CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs.

During 2017, 2016 and 2015, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred.

2.19)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2017, 2016 and 2015, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2.20)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are a number of IFRS issued as of the date of issuance of these financial statements which have not yet been adopted, described as follow:

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”)

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and will replace IAS 39, Financial instruments: recognition and measurement (“IAS 39”). IFRS 9 is effective beginning January 1, 2018. Among other aspects, IFRS 9 changes the classification categories for financial assets under IAS 39 of: 1) held to maturity; 2) loans and receivables; 3) fair value through the income statement; and 4) available for sale; and replaces them with categories that reflect the measurement method, the contractual cash flow characteristics and the entity’s business model for managing the financial asset: 1) amortized cost, that will significantly comprise IAS 39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement with the same IAS 39 definitions. The adoption of such classification categories under IFRS 9 will not have any significant effect on CEMEX’s operating results, financial situation and compliance of contractual obligations (financial restrictions).

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. Changes in the allowance for doubtful accounts under the new expected credit loss model upon adoption of IFRS 9 on January 1, 2018 will be recognized through equity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted – IFRS 9 - continued

In this regard, CEMEX developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers, ready for the prospective adoption of IFRS 9 on January 1, 2018. The preliminary effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model which do not represent any significant impact on CEMEX’s operating results, financial situation and compliance of contractual obligations (financial restrictions), represent an estimated increase in the allowance for doubtful accounts as of December 31, 2017 of $519 that will be recognized against equity.

In connection with hedge accounting under IFRS 9, among other changes, there is a relief for entities in performing: a) the retrospective effectiveness test at inception of the hedging relationship; and b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both requirements of IAS 39. Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy. Nonetheless, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. CEMEX does not expect any significant effect upon adoption of the new hedge accounting rules under IFRS 9 beginning January 1, 2018.

Considering the prospective adoption of IFRS 9 as of January 1, 2018, according to the options provided in the standard, there may be lack of comparability beginning January 1, 2018, with the information of impairment of financial assets disclosed in prior years, however, the effects are not significant.

IFRS 15, Revenues from contracts with customers (“IFRS 15”)

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). IFRS 15 also includes disclosure requirements to provide comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 is effective on January 1, 2018 and will supersede all existing guidance on revenue recognition. Beginning January 1, 2018, CEMEX will adopt IFRS 15 using the full retrospective approach, which represents the restatement of the financial statements of prior years.

CEMEX started in 2015 the evaluation of the impacts of IFRS 15 on the accounting and disclosures of its revenues. As of December 31, 2017, CEMEX has analyzed its contracts with customers in all the countries in which it operates in order to review the different performance obligations and other promises (discounts, loyalty programs, rebates, etc.) included in such contracts, among other aspects, aimed to determine the differences in the accounting recognition of revenue with respect to current IFRS and concluded the theoretical assessment. In addition, key personnel were trained in the new standard with the support of external experts and an online training course was implemented. Moreover, CEMEX also concluded the quantification of the adjustments that are necessary to present prior year’s information under IFRS 15 beginning in 2018. The adjustments determined in CEMEX’s revenue recognition will not generate any material impact on CEMEX’s operating results, financial situation and compliance of contractual obligations (financial restrictions).

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX refer to: a) several reclassifications that are required to comply with IFRS 15 new accounts in the statement of financial position aimed to recognize contract assets (costs to obtain a contract) and contract liabilities (deferred revenue for promises not yet fulfilled); b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction, are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and c) awards (points) offer to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments are not expected to be material.

Considering the full retrospective adoption of IFRS 15 beginning January 1, 2018, according to the options considered in the standard, there will not be lack of comparability of the financial information prepared in prior years.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

IFRS 16, Leases (“IFRS 16”)

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of December 31, 2017, CEMEX has concluded an assessment of its main outstanding lease contracts and other contracts that may have embedded the use of an asset, in order to inventory the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.). During the first quarter of 2018, CEMEX expects to define its future policy under IFRS 16 in connection with the exception for short-term leases and low-value assets, in order to set the basis and be able to quantify the required adjustments for the proper recognition of the assets for the “right-of-use” and the corresponding financial liabilities, aiming to adopt IFRS 16 on January 1, 2019. CEMEX plans preliminarily the adoption of IFRS 16 retrospectively to the extent such adoption is practicable. Based on its preliminary assessment as of the reporting date, CEMEX considers that upon adoption of IFRS 16, most of its outstanding operating leases (note 23.5) would be recognized in the statement of financial position, increasing assets and liabilities, as well as amortization and interest, without any significant initial effect on net assets.

CEMEX does not expect any significant effect on its operation results, financial situation and compliance with contractual obligations (financial restrictions) due to the adoption effects. If retrospective adoption of IFRS 16 beginning January 1, 2019 is applied, according to the options considered in the standard, there would not be lack of comparability of the financial information prepared in prior years.

IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the accounting for uncertainties in income taxes. Among other aspects, when an entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The decision should be based on which method provides better predictions of the resolution of the uncertainty. IFRIC 23 is effective beginning January 1, 2019. Considering CEMEX’s current policy for uncertain tax positions (note 2.13) CEMEX does not expect any significant effect from the adoption of IFRIC 23.

3)	REVENUES AND CONSTRUCTION CONTRACTS

For the years ended December 31, 2017, 2016 and 2015, net sales, after eliminations between related parties resulting from consolidation, were as follows:

	2017	2016	2015
From the sale of goods associated to CEMEX’s main activities [1]	$246,820	239,696	211,258
From the sale of services [2]	3,313	3,110	2,811
From the sale of other goods and services [3]	7,998	7,139	5,230

	$258,131	249,945	219,299

1	Includes in each period those revenues generated under construction contracts that are presented in the table below.
2	Refers mainly to revenues generated by Neoris N.V. and its subsidiaries, involved in providing information technology solutions and services.
3	Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

As of December 31, 2017 and 2016, amounts receivable for progress billings to customers of construction contracts and/or advances received by CEMEX from these customers were not significant. For 2017, 2016 and 2015, revenues and costs related to construction contracts in progress were as follows:

	Recognized to date [1]	2017	2016	2015
Revenue from construction contracts included in consolidated net sales [2]	$5,508	992	1,033	994
Costs incurred in construction contracts included in consolidated cost of sales [3]	(4,840)	(1,205)	(1,133)	(919)

Construction contracts gross operating profit (loss)	$668	(213)	(100)	75

1	Revenues and costs recognized from inception of the contracts until December 31, 2017 in connection with those projects still in progress.
2	Revenues from construction contracts during 2017, 2016 and 2015, were mainly obtained in Mexico and Colombia.
3	Refers to actual costs incurred during the periods. The oldest contract in progress as of December 31, 2017 started in 2010.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

4)	BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

4.1)	BUSINESS COMBINATIONS

On December 5, 2016, through its subsidiary Sierra Trading (“Sierra”), CEMEX presented an offer and take-over bid, which was amended on January 9, 2017 (the “Offer”), to all shareholders of Trinidad Cement Limited (“TCL”), a company publicly listed in Trinidad and Tobago, that was then also listed in Jamaica and Barbados, in which CEMEX already held a 39.5% interest prior to the Offer, to acquire up to 132,616,942 ordinary shares in TCL (equivalent to approximately 30.2% of TCL’s common stock). TCL’s main operations are located in Trinidad and Tobago, Jamaica and Barbados. Pursuant to the Offer, Sierra offered TT$5.07 in cash per TCL share, or its equivalent in US$0.76 except to Shareholders in Barbados (the “Offer Price”). On January 24, 2017, after all terms and conditions were complied with or waived, the Offer was declared unconditional.

In addition, the Offer closed in Jamaica on February 7, 2017. TCL shares deposited in response to the Offer together with Sierra’s existing 39.5% shareholding in TCL represented approximately 69.8% of the outstanding shares of TCL. The total consideration paid by Sierra for the TCL shares under the Offer was US$86 ($1,791). CEMEX started consolidating TCL on February 1, 2017. During 2017, TCL was delisted from the Jamaica and Barbados stock exchanges. CEMEX determined a fair value of TCL’s assets as of February 1, 2017 of US$525 ($10,936), which considers a price of TT$5.07 per share for the percentage acquired in the Amended Offer and TT$4.15 per share, or the market price before the Offer, for the remaining shares, and US$113 ($2,354) of debt assumed, among other effects. The purchase of TCL represented a step acquisition. As a result, the remeasurement of CEMEX’s previous held ownership interest in TCL of 39.5% generated a gain of US$32 ($623) as part of “Financial income and other items, net.” All convenience translations to pesos above consider an exchange rate of 20.83 pesos per dollar as of February 1, 2017.

As of December 31, 2017, after significantly concluding the allocation of TCL’s fair value to the assets acquired and liabilities assumed, the statement of financial position of TCL at the acquisition date of February 1, 2017 was as follows:

		As of February 1, 2017
Current assets	US$	84
Property, machinery and equipment		331
Intangible assets and other non-current assets (includes goodwill of US$100)		110

Total assets		525

Current liabilities (includes debt of US$47)		122
Non-current liabilities (includes debt of US$97 and deferred tax liabilities of US$19)		154

Total liabilities		276

Net assets	US$	249
Non-controlling interest net assets		70

Controlling interest net assets	US$	179

In connection with agreements entered into with Holcim Ltd (“Holcim” currently LafargeHolcim Ltd) on October 31, 2014, CEMEX and Holcim agreed a series of related transactions, executed on January 5, 2015, and with retrospective effects as of January 1, 2015, by means of which: a) in the Czech Republic, CEMEX acquired all of Holcim’s assets, including a cement plant, four aggregates quarries and 17 ready-mix plants for €115 (US$139 or $2,049); b) in Germany, CEMEX sold to Holcim its assets in the western region of the country for €171 (US$207 or $3,047); c) in Spain, CEMEX acquired from Holcim one cement plant in the southern part of the country with a production capacity of 850 thousand tons, and one cement mill in the central part of the country with grinding capacity of 900 thousand tons, among other related assets for €88 (US$106 or $1,562); and d) CEMEX agreed a final payment in cash to Holcim of €33 (US$40 or $594). As of January 1, 2015, after concluding the purchase price allocation to the fair values of the assets acquired and liabilities assumed, no goodwill was determined in respect of the Czech Republic, while in Spain, the fair value of the net assets acquired for €106 (US$129 or $1,894) exceeded the purchase price in €19 (US$22 or $328). After the reassessment of fair values, this gain was recognized during 2015 in the income statement.

The purchase price allocation of these acquisitions as of January 1, 2015 was as follows:

	Czech Republic	Spain	Total
Current assets	$231	59	290
Property, machinery and equipment	1,419	2,004	3,423
Other non-current assets	270	—	270
Intangible assets	590	2	592

Fair value of assets acquired	2,510	2,065	4,575

Current liabilities	117	57	174
Non-current liabilities	344	114	458

Fair value of liabilities assumed	461	171	632

Fair value of net assets acquired	$2,049	1,894	3,943

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

4.2)	DISCONTINUED OPERATIONS

As mentioned in note 2.1, considering the resolution by the European Commission that ultimately did not allow Duna-Dráva Cement to purchase the CEMEX’s Croatian Operations and the decision of CEMEX to maintain such operations, as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, the Croatian Operations are consolidated line-by-line in the statements of financial position and income statements. The financial statements and footnotes issued in prior periods, in which CEMEX reported the Croatian Operations as “Discontinued Operations” and “Assets held for sale,” have been re-presented in order to reverse such presentation.

As of December 31, 2016, the condensed information of the statement of financial position of the Croatian Operations was as follows:

2016
Current assets	$573
Property, machinery and equipment, net	3,023
Intangible assets, net and other non-current assets	568

Total assets	4,164

Current liabilities	539
Non-current liabilities	112

Total liabilities	651

Net assets	$3,513

For the years 2016 and 2015, the condensed information of the income statement of the Croatian Operations was as follows:

	2016	2015
Sales	$1,853	1,892
Cost of sales and operating expenses	(1,629)	(1,665)
Other products (expenses), net	(31)	13
Financial expenses, net and others	(24)	(35)

Earnings before income tax	169	205
Income tax	(29)	(43)

Net income	$140	162

On April 17, 2017, one of CEMEX’s subsidiaries in the United States signed a definitive agreement for the sale of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., a subsidiary of HeidelbergCement Group, for US$150. On June 30, 2017, CEMEX announced that after approval from regulators, it has completed the sale of these assets. CEMEX realized a net gain on disposal of these assets of US$22 ($399), which included a proportional allocation of goodwill of US$73 ($64). Considering the disposal of its Pacific Northwest Materials Business, the operations of that business for the six-month period ending June 30, 2017, and for the full years ended December 31, 2016 and 2015, included in CEMEX’s income statements were reclassified to the single line item “Discontinued Operations.”

On November 28, 2016, one of CEMEX’s subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business (“Concrete Pipe Business”) in the United States to Quikrete Holdings, Inc. (“Quikrete”) for US$500 plus an additional US$40 contingent consideration based on future performance. On January 31, 2017, CEMEX closed the sale to Quikrete according to the agreed upon price conditions, determined a net gain on disposal of these assets for US$148 ($3,083), including US$260 ($5,369) of goodwill associated to the reporting segment in the United States that was proportionally allocated to these net assets based on their relative fair values Considering the disposal of the entire Concrete Pipe Business, its operations for the one-month period ending January 31, 2017 and full years ended December 31, 2016 and 2015, included in CEMEX’s income statements were reclassified to the single line item “Discontinued Operations.”

On May 26, 2016, CEMEX closed the sale of its operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for US$70 ($1,450). The operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 and the year 2015, included in CEMEX’s income statements were reclassified to the single line item “Discontinued operations” and include in 2016, a gain on sale of US$24 ($424), net of the reclassification of foreign currency translation gains associated with these operations accrued in equity until disposal for US$7 ($122).

With effective date October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the process for the sale of its operations in Austria and Hungary that started on August 12, 2015 to the Rohrdorfer Group for €165 (US$179 or $3,090), after final adjustments negotiated for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary for the ten-month period ended October 31, 2015 and the year ended December 31, 2014, included in CEMEX’s statements of operations, were reclassified to the single line item “Discontinued operations,” which includes, in 2015, a gain on sale of US$45 ($741), net of the reclassification of foreign currency translation gains accrued in equity until October 31, 2015 for an amount of US$10 ($215).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Discontinued operations - continued

The following table presents condensed combined information of the statement of operations of CEMEX’s discontinued operations in the Pacific Northwest Materials Business in the United States for the six-months period ended June 30, 2017 and for the years 2016 and 2015; the Concrete Pipe Business operations in the United States for the one-month period ended January 31, 2017 and for the years 2016 and 2015, the operations in Bangladesh and Thailand for the period from January 1 to May 26, 2016 and for the year 2015, and the operations in Austria and Hungary for the ten-month period ended October 31, 2015:

	2017	2016	2015
Sales	$1,549	8,979	11,888
Cost of sales and operating expenses	(1,531)	(8,440)	(11,665)
Other products (expenses), net	14	(2)	23
Financial expenses, net and others	(3)	(57)	49

Earnings before income tax	29	480	295
Income tax	—	(101)	6

Net income	29	379	301
Net income of non-controlling interest	—	—	(15)

Net income of controlling interest	$29	379	286

Selected condensed combined financial information of the statement of financial position at this date of such operations was as follows:

2016
Current assets	$1,146
Property, machinery and equipment, net	4,188
Intangible assets, net and other non-current assets	6,835

Total assets	12,169

Current liabilities	(99)
Non-current liabilities	(336)

Total liabilities	(435)

Net assets	$11,734

4.3)	OTHER DISPOSAL GROUPS

On November 18, 2016, a subsidiary of CEMEX in the United States closed the sale to an affiliate of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) of certain assets consisting in CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico, for an amount of US$306 ($6,340). The Odessa plant had an annual production capacity of approximately 537 thousand tons (unaudited). The transfer of control was effective on November 18, 2016. As a result of the sale of these assets, CEMEX recognized in 2016 a gain of US$104 ($2,159) as part of “Other expenses, net” in the income statement, net of an expense for the proportional write off of goodwill associated to CEMEX’s reporting segment in the United States based on their relative fair values for US$161 ($3,340) and the reclassification of proportional foreign currency translation gains associated with these net assets accrued in equity until disposal for US$65 ($1,347).

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. (“Eagle Materials”) for US$400 ($8,288). Fairborn plant had an annual production capacity of approximately 730 thousand tons (unaudited). On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets, and recognized in 2017 a gain on disposal for US$188 ($3,694) as part of “Other expenses, net” in the income statement, net of an expense for the proportional write off of goodwill associated to CEMEX’s reporting segment in the United States based on their relative fair values for US$211 ($4,365).

The operations of the net assets sold to GCC and Eagle Materials, mentioned above, did not represent discontinued operations and were consolidated by CEMEX line-by-line in the income statements for all the reported periods. In arriving to this conclusion, CEMEX evaluated: a) the Company’s ongoing cement operations on its CGUs in Texas and the East coast; and b) the relative size of the net assets sold and held for sale in respect to the Company’s remaining overall ongoing cement operations in the United States. Moreover, as a reasonability check, CEMEX measured the materiality of such net assets using a threshold of 5% of consolidated net sales, operating earnings before other expenses, net, net income and total assets. In no case the 5% threshold was reached.

For the years 2017, 2016 and 2015, selected combined statement of operations information of the net assets sold to GCC on November 18, 2016 and those to Eagle Materials was as follows:

	2017	2016	2015
Net sales	$86	3,322	3,538
Operating costs and expenses	(71)	(2,800)	(2,795)

Operating earnings before other expenses, net	$15	522	743

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other disposal groups - continued

On December 2, 2016, CEMEX agreed the sale of its assets and activities related to the ready mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready mix concrete pumping services based in Spain, for $1,649, which includes the sale of fixed assets upon closing of the transaction for $309 plus administrative and client and market development services, as well as the lease facilities in Mexico that CEMEX will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, plus a contingent revenue subject to results for up to $557 linked to annual metrics beginning in the first year and up to the fifth year of the agreement. On April 28, 2017, after receiving the approval by the Mexican authorities, CEMEX concluded the sale.

In addition, as part of related transactions agreed with Holcim Ltd. (note 4.1), effective as of January 1, 2015, CEMEX sold to Holcim its assets in the western region of Germany, consisting of one cement plant, two cement grinding mills, one slag granulator, 22 aggregates quarries and 79 ready-mix plants for €171 (US$207 or $3,047), while CEMEX maintained its operations in the northern, eastern and southern regions of the country.

4.4)	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Geographic operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically on a regional basis. Effective January 1, 2016, according to an announcement made by CEMEX’s Chief Executive Officer (“CEO”), the Company’s operations were reorganized into five geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean, and 5) Asia, Middle East and Africa. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s CEO. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system for employees of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. Consequently, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis.

The financial information by geographic operating segment issued in the financial statements of prior years was restated in order to give effect to: a) the reversal from discontinued operations related to CEMEX’s Croatian Operations for the years 2016 and 2015 (note 4.1), and b) the new geographical operating organization described above for the year 2015. Until December 31, 2015, CEMEX’s operations were organized into six geographical regions: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South, Central America and the Caribbean, and 6) Asia. Under the current operating organization, the geographical operating segments under the former Mediterranean region were incorporated into the current Europe region or the Asia, Middle East and Africa region, as corresponded.

Considering the financial information that is regularly reviewed by CEMEX’s top management, each geographic region and the countries that comprise such regions represent reportable operating segments. However, for disclosure purposes in these notes, considering similar regional and economic characteristics and/or the fact that certain countries do not exceed certain materiality thresholds to be reported separately, such countries have been aggregated and presented as single line items as follows: a) “Rest of Europe” is mainly comprised of CEMEX’s operations in the Czech Republic, Poland, Croatia and Latvia, as well as trading activities in Scandinavia and Finland; b) “Rest of South, Central America and the Caribbean” is mainly comprised of CEMEX’s operations in Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, excluding TCL, Guatemala, and small ready-mix concrete operations in Argentina; and c) “Rest of Asia, Middle East and Africa” is mainly comprised of CEMEX’s operations in the United Arab Emirates, Israel and Malaysia. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the development of information technology solutions, 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business. For the year 2017, for purposes of the geographic operating segments presented in the following tables of this note, CEMEX’s operations acquired in the Caribbean, mainly in Trinidad and Tobago, Jamaica and Barbados as part of the purchase of TCL, are reported in the line item named “Caribbean TCL.”

Considering that is an indicator of CEMEX’s ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 16), one relevant indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected information of the consolidated statements of operations by geographic operating segment for the years ended December 31, 2017, 2016 and 2015 was as follows:

2017	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, Net	Financial expense	Other financing items, net
Mexico	$58,442	(1,075)	57,367	21,215	2,246	18,969	(687)	(409)	(534)
United States	65,536	—	65,536	10,652	6,200	4,452	3,202	(631)	(177)
Europe
United Kingdom	20,179	—	20,179	2,763	997	1,766	450	(77)	(397)
France	16,162	—	16,162	855	549	306	(129)	(61)	18
Germany	10,056	(1,339)	8,717	743	509	234	(11)	(14)	(63)
Spain	6,870	(990)	5,880	344	638	(294)	(711)	(34)	12
Poland	5,552	(74)	5,478	647	361	286	(140)	(30)	(8)
Rest of Europe	9,439	(864)	8,575	1,463	688	775	(131)	(24)	71
South, Central America and the Caribbean (“SAC”)
Colombia [1]	10,685	—	10,685	2,166	507	1,659	(642)	(129)	(36)
Panama [1]	5,112	(98)	5,014	2,007	319	1,688	(20)	(5)	7
Costa Rica [1]	2,805	(379)	2,426	1,000	99	901	—	(5)	29
Caribbean TCL [3]	4,332	(49)	4,283	1,059	610	449	(139)	(215)	(25)
Rest of SAC [1]	11,716	(872)	10,844	2,602	449	2,153	(1,069)	(23)	(12)
Asia, Middle East and Africa (“AMEA”)
Philippines [2]	8,296	—	8,296	1,394	528	866	89	(3)	(24)
Egypt	3,862	—	3,862	594	299	295	(210)	(60)	574
Rest of AMEA	13,516	—	13,516	1,855	363	1,492	(174)	(28)	12
Others	22,514	(11,203)	11,311	(2,796)	630	(3,426)	(3,493)	(17,553)	4,169

Continuing operations	275,074	(16,943)	258,131	48,563	15,992	32,571	(3,815)	(19,301)	3,616
Discontinued operations	1,550	(1)	1,549	75	57	18	14	(3)	—

Total	$276,624	(16,944)	259,680	48,638	16,049	32,589	(3,801)	(19,304)	3,616

2016	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: Depreciation and amortization	Operating Earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$53,579	(848)	52,731	19,256	2,390	16,866	(608)	(339)	2,695
United States	66,554	—	66,554	10,973	6,400	4,573	2,919	(487)	(212)
Europe
United Kingdom	21,153	—	21,153	3,606	1,047	2,559	711	(63)	(393)
France	14,535	—	14,535	669	484	185	(110)	(53)	2
Germany	9,572	(1,385)	8,187	553	464	89	(64)	(15)	(85)
Spain	6,563	(841)	5,722	814	663	151	(112)	(37)	(9)
Poland	4,799	(88)	4,711	579	330	249	6	(11)	123
Rest of Europe	7,935	(541)	7,394	1,141	660	481	(103)	(33)	77
South, Central America and the Caribbean (“SAC”)
Colombia [1]	12,415	(1)	12,414	3,975	489	3,486	(575)	46	38
Panama [1]	4,906	(124)	4,782	2,170	340	1,830	(7)	(27)	5
Costa Rica [1]	2,818	(351)	2,467	1,127	116	1,011	(23)	(11)	27
Rest of SAC [1]	11,378	(778)	10,600	2,875	437	2,438	(1,226)	(28)	(182)
Asia, Middle East and Africa (“AMEA”)
Philippines [2]	9,655	—	9,655	2,687	530	2,157	21	(1)	(24)
Egypt	6,950	(5)	6,945	2,454	539	1,915	(213)	(78)	(253)
Rest of AMEA	11,858	(12)	11,846	1,617	299	1,318	(112)	(27)	27
Others	18,846	(8,597)	10,249	(2,962)	803	(3,765)	(2,174)	(20,323)	2,653

Continuing operations	263,516	(13,571)	249,945	51,534	15,991	35,543	(1,670)	(21,487)	4,489
Discontinued operations	9,186	(207)	8,979	1,232	693	539	(2)	(10)	(47)

Total	$272,702	(13,778)	258,924	52,766	16,684	36,082	(1,672)	(21,497)	4,442

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected information of the income statements by geographic operating segment - continued

2015	Net sales (including related parties)	Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating Earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$50,260	(5,648)	44,612	15,362	2,399	12,963	(684)	(210)	915
United States	56,846	(18)	56,828	7,985	5,629	2,356	234	(437)	(144)
Europe
United Kingdom	20,227	—	20,227	2,705	1,004	1,701	(147)	(95)	(299)
France	12,064	—	12,064	670	438	232	(8)	(48)	(10)
Germany	8,285	(1,276)	7,009	542	389	153	49	(14)	(61)
Spain	6,151	(755)	5,396	1,031	604	427	(735)	(72)	(2)
Poland	4,445	(108)	4,337	598	295	303	18	(54)	33
Rest of Europe	7,457	(660)	6,797	1,110	739	371	(187)	(23)	(122)
South, Central America and the Caribbean (“SAC”)
Colombia [1]	11,562	(2)	11,560	4,041	500	3,541	(88)	(50)	(570)
Panama [1]	4,599	(68)	4,531	1,869	298	1,571	(180)	(13)	2
Costa Rica [1]	2,658	(229)	2,429	1,096	102	994	(2)	(9)	2
Rest of SAC [1]	12,177	(1,988)	10,189	2,295	445	1,850	(87)	(22)	(119)
Asia, Middle East and Africa (“AMEA”)
Philippines [2]	8,436	(4)	8,432	2,206	447	1,759	(12)	(20)	19
Egypt	6,923	(5)	6,918	1,777	536	1,241	(254)	(115)	114
Rest of AMEA	9,929	—	9,929	1,250	244	1,006	(53)	(23)	(1)
Others	16,793	(8,752)	8,041	(3,003)	589	(3,592)	(896)	(18,579)	(1,090)

Continuing operations	238,812	(19,513)	219,299	41,534	14,658	26,876	(3,032)	(19,784)	(1,333)
Discontinued operations	11,944	(56)	11,888	1,201	978	223	23	(17)	66

Total	$250,756	(19,569)	231,187	42,735	15,636	27,099	(3,009)	(19,801)	(1,267)

1

CEMEX Latam Holdings, S.A. (“CLH”), entity incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua, El Salvador and Brazil. At year end 2017 and 2016, there is a non-controlling interest in CLH of approximately 26.75% and 26.72%, respectively, of its ordinary shares, excluding shares held in CLH’s treasury (note 20.4).

2

CEMEX’s operations in the Philippines are conducted through CEMEX Holdings Philippines, Inc. (“CHP”), subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares in the Philippines Stock Exchange under the symbol CHP. As of December 31, 2017 and 2016, there is a non-controlling interest in CHP of 45.0% of its ordinary shares (note 20.4).

3

As mentioned in note 4.1, in February 2017, CEMEX’s acquired a controlling interest in TCL, which main operations are located in Trinidad and Tobago (“T&T”), Jamaica and Barbados. TCL shares trade in the T&T stock exchange. As of December 31, 2017, there is a non-controlling interest in TCL of approximately 30.2% of its ordinary shares (note 20.4).

The information of share of profits of equity accounted investees by geographic operating segment for the years ended December 31, 2017, 2016 and 2015 is included in the note 13.1.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

As of December 31, 2017 and 2016, selected statement of financial position information by geographic segment was as follows:

2017	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$241	71,280	71,521	23,574	47,947	2,133
United States	1,573	266,769	268,342	32,366	235,976	3,498
Europe
United Kingdom	107	34,774	34,881	24,160	10,721	1,010
France	1,055	18,481	19,536	7,360	12,176	372
Germany	85	9,010	9,095	6,848	2,247	441
Spain	—	25,731	25,731	3,543	22,188	553
Poland	9	5,477	5,486	3,086	2,400	230
Rest of Europe	158	16,123	16,281	3,627	12,654	321
South, Central America and the Caribbean
Colombia	—	24,406	24,406	11,307	13,099	1,178
Panama	—	7,232	7,232	1,029	6,203	152
Costa Rica	—	1,869	1,869	646	1,223	42
Caribbean TCL	—	11,004	11,004	4,917	6,087	584
Rest of South, Central America and the Caribbean	31	11,298	11,329	4,366	6,963	357
Asia, Middle East and Africa
Philippines	6	11,548	11,554	2,617	8,937	518
Egypt	1	4,602	4,603	1,776	2,827	418
Rest of Asia, Middle East and Africa	—	13,671	13,671	8,027	5,644	449
Others	5,306	24,356	29,662	217,914	(188,252)	163

Continuing operations	8,572	557,631	566,203	357,163	209,040	12,419
Assets held for sale and related liabilities (note 12.1)	—	1,378	1,378	—	1,378	—

Total	$8,572	559,009	567,581	357,163	210,418	12,419

2016	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$490	70,012	70,502	20,752	49,750	1,651
United States	1,587	287,492	289,079	30,118	258,961	3,760
Europe
United Kingdom	104	32,469	32,573	22,914	9,659	599
France	909	16,855	17,764	6,829	10,935	379
Germany	74	8,396	8,470	6,694	1,776	507
Spain	13	27,251	27,264	3,206	24,058	490
Poland	10	5,036	5,046	2,072	2,974	181
Rest of Europe	270	15,345	15,615	3,221	12,394	258
South, Central America and the Caribbean
Colombia	—	26,532	26,532	11,548	14,984	3,633
Panama	—	7,958	7,958	1,144	6,814	126
Costa Rica	—	1,928	1,928	691	1,237	73
Rest of South, Central America and the Caribbean	28	12,517	12,545	4,133	8,412	441
Asia, Middle East and Africa
Philippines	6	12,308	12,314	2,696	9,618	341
Egypt	1	5,512	5,513	2,907	2,606	381
Rest of Asia, Middle East and Africa	—	12,347	12,347	6,994	5,353	394
Others	6,996	26,253	33,249	276,269	(243,020)	65

Continuing operations	10,488	568,211	578,699	402,188	176,511	13,279
Assets held for sale and related liabilities (note 12.1)	—	21,029	21,029	815	20,214	—

Total	$10,488	589,240	599,728	403,003	196,725	13,279

1	In 2017 and 2016, the column “Additions to fixed assets” includes capital expenditures of $9,514 and $12,676, respectively (note 14).

Total consolidated liabilities as of December 31, 2017 and 2016 included debt of $193,995 and $236,238, respectively. Of such balances, as of December 31, 2017 and 2016, approximately 80% and 73% was in the Parent Company, less than 1% and 1% was in Spain, 15% and 25% was in finance subsidiaries in the Netherlands, Luxembourg and the United States, and 4% and 2% was in other countries, respectively. The Parent Company and the finance subsidiaries mentioned above are included within the segment “Others.”

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Net sales by product and geographic segment for the years ended December 31, 2017, 2016 and 2015 were as follows:

2017	Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$42,195	14,672	3,416	11,211	(14,127)	57,367
United States	27,804	35,400	14,436	6,235	(18,339)	65,536
Europe
United Kingdom	4,879	7,459	7,758	8,067	(7,984)	20,179
France	—	13,367	6,373	205	(3,783)	16,162
Germany	3,595	4,668	2,134	2,335	(4,015)	8,717
Spain	5,499	944	259	676	(1,498)	5,880
Poland	3,230	2,532	701	226	(1,211)	5,478
Rest of Europe	6,236	2,715	1,055	462	(1,893)	8,575
South, Central America and the Caribbean
Colombia	7,043	4,024	1,224	1,960	(3,566)	10,685
Panama	3,876	1,725	452	180	(1,219)	5,014
Costa Rica	2,095	386	122	120	(297)	2,426
Caribbean TCL	4,097	29	19	215	(77)	4,283
Rest of South, Central America and the Caribbean	11,412	1,308	268	307	(2,451)	10,844
Asia, Middle East and Africa
Philippines	8,093	67	159	52	(75)	8,296
Egypt	3,347	479	16	173	(153)	3,862
Rest of Asia, Middle East and Africa	928	11,078	2,875	2,148	(3,513)	13,516
Others	—	—	—	22,515	(11,204)	11,311

Continuing operations	134,329	100,853	41,267	57,087	(75,405)	258,131
Discontinued operations	—	525	340	687	(3)	1,549

Total	$134,329	101,378	41,607	57,774	(75,408)	259,680

2016	Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$37,647	13,664	3,156	11,773	(13,509)	52,731
United States	28,585	35,843	14,565	7,107	(19,546)	66,554
Europe
United Kingdom	5,267	7,830	8,195	7,889	(8,028)	21,153
France	—	11,883	5,640	278	(3,266)	14,535
Germany	3,416	4,539	2,112	2,262	(4,142)	8,187
Spain	5,478	823	196	472	(1,247)	5,722
Poland	2,811	2,237	579	219	(1,135)	4,711
Rest of Europe	5,286	2,254	911	338	(1,395)	7,394
South, Central America and the Caribbean
Colombia	8,814	4,522	1,364	1,761	(4,047)	12,414
Panama	3,794	1,577	413	139	(1,141)	4,782
Costa Rica	2,144	390	179	126	(372)	2,467
Rest of South, Central America and the Caribbean	10,998	1,526	322	298	(2,544)	10,600
Asia, Middle East and Africa
Philippines	9,405	143	164	70	(127)	9,655
Egypt	6,076	943	26	217	(317)	6,945
Rest of Asia, Middle East and Africa	961	9,535	2,519	1,379	(2,548)	11,846
Others	—	—	—	18,851	(8,602)	10,249

Continuing operations	130,682	97,709	40,341	53,179	(71,966)	249,945
Discontinued operations	422	1,366	785	6,665	(259)	8,979

Total	$131,104	99,075	41,126	59,844	(72,225)	258,924

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Selected information of net sales by sector and geographic operating segment - continued

2015	Cement	Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	$30,384	13,163	2,860	9,956	(11,751)	44,612
United States	23,358	30,129	11,914	7,994	(16,567)	56,828
Europe
United Kingdom	4,705	7,729	7,614	7,859	(7,680)	20,227
France	—	10,026	4,410	224	(2,596)	12,064
Germany	3,098	3,749	1,790	2,103	(3,731)	7,009
Spain	5,265	721	150	392	(1,132)	5,396
Poland	2,630	1,916	489	197	(895)	4,337
Rest of Europe	5,075	1,945	728	562	(1,513)	6,797
South, Central America and the Caribbean
Colombia	8,158	4,428	1,329	1,345	(3,700)	11,560
Panama	3,368	1,424	383	172	(816)	4,531
Costa Rica	2,092	367	138	109	(277)	2,429
Rest of South, Central America and the Caribbean	9,633	2,058	376	451	(2,329)	10,189
Asia, Middle East and Africa
Philippines	8,270	115	96	62	(111)	8,432
Egypt	6,052	975	36	236	(381)	6,918
Rest of Asia, Middle East and Africa	880	7,956	1,931	1,115	(1,953)	9,929
Others	—	—	—	16,811	(8,770)	8,041

Continuing operations	112,968	86,701	34,244	49,588	(64,202)	219,299
Discontinued operations	1,046	3,877	1,928	5,474	(437)	11,888

Total	$114,014	90,578	36,172	55,062	(64,639)	231,187

5)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2017, 2016 and 2015 by function are as follows:

	2017	2016	2015
Administrative expenses [1]	$21,081	20,750	18,653
Selling expenses	6,450	6,974	5,883
Distribution and logistics expenses	28,495	26,245	23,374

	$56,026	53,969	47,910

1

The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily activities. In 2017, 2016 and 2015, total combined expenses of these departments recognized within administrative expenses were $754 (US$38), $712 (US$38) and $660 (US$41), respectively.

Depreciation and amortization recognized during 2017, 2016 and 2015 are detailed as follows:

	2017	2016	2015
Depreciation and amortization expense included in cost of sales	$14,146	14,180	13,154
Depreciation and amortization expense included in administrative, selling and distribution and logistics expenses	1,846	1,811	1,504

	$15,992	15,991	14,658

6)	OTHER EXPENSES, NET

The detail of the line item “Other expenses, net” in 2017, 2016 and 2015 was as follows:

	2017	2016	2015
Impairment losses [1]	$(2,936)	(2,518)	(1,517)
Restructuring costs [2]	(843)	(778)	(845)
Charitable contributions	(127)	(93)	(60)
Results from the sale of assets and others, net [3]	91	1,719	(610)

	$(3,815)	(1,670)	(3,032)

1

In 2017, 2016 and 2015, among others, includes impairment losses of fixed assets for approximately $984, $1,899 and $1,145, respectively, as well as impairment losses of goodwill in 2017 for $1,920 (notes 13.2, 14 and 15).

2	In 2017, 2016 and 2015, restructuring costs mainly refer to severance payments.
3

In 2017, includes an expense in Colombian pesos equivalent to approximately $491 (US$25) for a penalty imposed by the Commerce and Industry Superintendence in Colombia in connection with a market investigation (note 24.2).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

7)	FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of the line item “Financial income and other items, net” in 2017, 2016 and 2015 was as follows:

	2017	2016	2015
Results in the sale of associates and remeasurement of previously held interest before change in control of associates (notes 4.1 and 13.1)	$4,164	—	—
Financial income	338	402	318
Results from financial instruments, net (notes 13.2 and 16.4)	161	113	(2,729)
Foreign exchange results	(26)	5,004	1,970
Effects of NPV on assets and liabilities and others, net	(1,021)	(1,030)	(892)

	$3,616	4,489	(1,333)

8)	CASH AND CASH EQUIVALENTS

As of December 31, 2017 and 2016, consolidated cash and cash equivalents consisted of:

	2017	2016
Cash and bank accounts	$9,292	9,104
Fixed-income securities and other cash equivalents	4,449	2,512

	$13,741	11,616

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $ 196 in 2017 and $250 in 2016, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX’s right, ability and intention to settle the amounts on a net basis.

9)	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2017 and 2016, consolidated trade accounts receivable consisted of:

	2017	2016
Trade accounts receivable	$32,623	32,356
Allowances for doubtful accounts	(2,145)	(2,196)

	$30,478	30,160

As of December 31, 2017 and 2016, trade accounts receivable include receivables of $12,713 (US$647) and $13,644 (US$658), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $11,313 (US$576) in 2017 and $11,095 (US$535) in 2016, were recognized within the line item of “Other financial obligations,” the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $308 in 2017, $258 in 2016 and $249 in 2015. CEMEX’s securitization programs are negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful accounts were established until December 31, 2017 based on an incurred loss model according to the credit history and risk profile of each customer (note 2.20). Changes in the valuation of this caption allowance for doubtful accounts in 2017, 2016 and 2015, were as follows:

	2017	2016	2015
Allowances for doubtful accounts at beginning of period	$2,196	2,152	1,856
Charged to selling expenses	252	556	434
Additions though business combinations	141	—	—
Deductions	(449)	(867)	(276)
Foreign currency translation effects	5	355	138

Allowances for doubtful accounts at end of period	$2,145	2,196	2,152

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

10)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, consolidated other accounts receivable consisted of:

	2017	2016
Non-trade accounts receivable [1]	$1,918	2,527
Interest and notes receivable [2]	1,125	1,286
Current portion of valuation of derivative financial instruments	1,056	236
Loans to employees and others	233	188
Refundable taxes	638	1,001

	$4,970	5,238

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2

Includes $27 in 2016, representing the short-term portion of a restricted investment related to coupon payments under CEMEX’s perpetual debentures (note 20.4). In addition, in 2016, includes CEMEX Colombia’s beneficial interest in a trust oriented to promote housing projects, which its only asset is land in the municipality of Zipaquira, Colombia and its only liability is a bank credit for $148, guaranteed by CEMEX Colombia, obtained to purchase the land. The estimated fair value of the land as determined by external appraiser significantly exceeds the amount of the loan.

11)	INVENTORIES, NET

As of December 31, 2017 and 2016, the consolidated balance of inventories was summarized as follows:

	2017	2016
Finished goods	$5,933	5,865
Work-in-process	3,814	3,378
Raw materials	3,237	3,128
Materials and spare parts	4,996	4,551
Inventory in transit	872	1,176

	$18,852	18,098

For the years ended December 31, 2017, 2016 and 2015, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $23, $52 and $49, respectively.

12)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

12.1)	ASSETS HELD FOR SALE

As of December 31, 2017 and 2016, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

	2017			2016
	Assets	Liabilities	Net assets	Assets	Liabilities	Net assets
Concrete Pipe Division (note 4.2)	$—	—	$—	9,426	642	8,784
Fairborn cement plant (note 4.3)	—	—	—	5,957	164	5,793
Investment in shares of GCC (note 13.1) [1]	—	—	—	3,882	—	3,882
Idle assets in Andorra, Spain	580	—	580	560	—	560
Concrete pumping equipment (note 4.3)	—	—	—	213	—	213
Other assets held for sale	798	—	798	991	9	982

	$1,378	—	1,378	$21,029	815	20,214

1	During 2017, in separate transactions, CEMEX sold the direct investment in 23% of GCC’s common stock it maintained for sale (note 13.1).

12.2)	OTHER CURRENT ASSETS

As of December 31, 2017 and 2016, other current assets are mainly comprised of advance payments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

13)	EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13.1)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2017 and 2016, the investments in common shares of associates were as follows:

	Activity	Country	%	2017	2016
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$3,618	3,674
Trinidad Cement Limited	Cement	Trinidad and Tobago	39.5	—	1,689
Concrete Supply Co. LLC	Concrete	United States	40.0	1,192	1,234
Akmenes Cementas AB	Cement	Lithuania	37.8	585	586
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	33.9	228	474
Lehigh White Cement Company	Cement	United States	24.5	375	334
Société Méridionale de Carrières	Aggregates	France	33.3	367	300
Société d’Exploitation de Carrières	Aggregates	France	50.0	318	257
Cemento Interoceánico S.A. (formerly Industrias Básicas, S.A.)	Cement	Panama	25.0	168	155
Other companies	—	—	—	1,721	1,785

				$8,572	10,488

Out of which:
Book value at acquisition date				$6,957	8,275
Changes in stockholders’ equity				$1,615	2,213

During 2016, the Parent Company participated as shareholder in a share restructuring executed by Camcem, S.A. de C.V. (“Camcem”), indirect parent company of Control Administrativo Mexicano, S.A. de C.V. (“Camsa”) and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, Camsa and GCC were merged, prevailing GCC as the surviving entity. As a result of the share restructuring, CEMEX’s 10.3% interest in Camcem and 49% interest in Camsa, both before the restructuring, were exchanged on equivalent basis into a 40.1% interest in Camcem and a 23% interest in GCC, which shares of the latest trade in the MSE (note 12.1).

On January 25, 2017, in a public offering to investors in Mexico conducted through the BMV and in a concurrent private placement to eligible investors outside of Mexico, the Parent Company and GCC announced the offering of up to 76,483,332 shares (all the shares of GCC owned by CEMEX) at a price range of between 95.00 to 115.00 pesos per share, which included 9,976,087 shares available to the underwriters of the offerings pursuant to a 30-day option to purchase such shares granted to them by CEMEX. During 2017, after conclusion of the public offering and the private placement, CEMEX sold approximately 13.53% of the common stock of GCC at a price of 95.00 pesos per share receiving $4,094 after deducting commissions and offering expenses, recognizing a gain on sale of $1,859 as part of “Financial income and other items, net” in the income statement.

In addition, on September 28, 2017, CEMEX announced the definitive sale to two financial institutions of the remaining 31,483,332 shares of GCC, which represented approximately 9.47% of the equity capital of GCC. Proceeds from the sale were $3,012 and generated a gain on sale of $1,682 recognized as part of “Financial income and other items, net” in the income statement. CEMEX continues to have an approximate 20% indirect interest in GCC through Camcem.

As mentioned in note 4.1, by means of a public offer and take-over bid through its subsidiary Sierra, and effective as of February 1, 2017, CEMEX acquired a majority ownership interest in TCL’s common stock and assumed control of this entity.

Combined condensed statement of financial position information of CEMEX’s associates as of December 31, 2017 and 2016 is set forth below:

	2017	2016
Current assets	$21,527	21,651
Non-current assets	32,071	41,085

Total assets	53,598	62,736

Current liabilities	10,863	11,612
Non-current liabilities	17,730	22,436

Total liabilities	28,593	34,048

Total net assets	$25,005	28,688

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Equity accounted investees - continued

Combined selected information of the statements of operations of CEMEX’s associates in 2017, 2016 and 2015 is set forth below:

	2017	2016	2015
Sales	$28,158	29,791	25,484
Operating earnings	4,458	4,730	3,523
Income before income tax	2,451	3,111	3,350
Net income	1,891	1,860	2,403

The share of equity accounted investees by geographic operating segment in the income statements for 2017, 2016 and 2015 is detailed as follows:

	2017	2016	2015
Mexico	$269	452	330
United States	266	253	92
Europe	108	54	339
Corporate and others	(55)	(71)	(24)

	$588	688	737

13.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2017 and 2016, consolidated other investments and non-current accounts receivable were summarized as follows:

	2017	2016
Non-current portion of valuation of derivative financial instruments	$794	1,900
Non-current accounts receivable and other investments [1]	4,612	4,572
Investments available-for-sale [2]	275	491
Investments held for trading [3]	77	157

	$5,758	7,120

1

Includes, among other items: a) advances to suppliers of fixed assets of $43 in 2017 and $52 in 2016. CEMEX recognized impairment losses of non-current accounts receivable in Costa Rica of $21 in 2016, and in Egypt and Colombia of $71 and $22 in 2015, respectively.

2

This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized as available for sale at fair value and changes in valuation are recorded in other items comprehensive income, net until its disposal.

3	This line item refers to investments in private funds. In 2017 and 2016, no contributions were made to such private funds.

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2017 and 2016, consolidated property, machinery and equipment, net and the changes in such line item during 2017, 2016 and 2015, were as follows:

	2017
	Land and		Machinery
	mineral		and	Construction
	reserves [1]	Building [1]	equipment [2]	in progress [3]	Total
Cost at beginning of period	$97,218	51,740	229,717	17,247	395,922
Accumulated depreciation and depletion	(16,301)	(24,224)	(125,263)	—	(165,788)

Net book value at beginning of period	80,917	27,516	104,454	17,247	230,134
Capital expenditures	547	802	8,165	—	9,514
Additions through capital leases	—	—	2,096	—	2,096
Stripping costs	809	—	—	—	809

Total capital expenditures	1,356	802	10,261	—	12,419
Disposals[4]	(347)	(223)	(1,274)	—	(1,844)
Reclassifications [5]	(784)	(82)	(768)	—	(1,634)
Business combinations	2,179	749	3,136	428	6,492
Depreciation and depletion for the period	(2,571)	(1,967)	(9,417)	—	(13,955)
Impairment losses	(202)	(1)	(763)	(18)	(984)
Foreign currency translation effects	(1,895)	908	719	1,800	1,532

Cost at end of period	95,495	53,927	242,636	19,457	411,515
Accumulated depreciation and depletion	(16,842)	(26,225)	(136,288)	—	(179,355)

Net book value at end of period	$78,653	27,702	106,348	19,457	232,160

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment, net - continued

	2016
	Land and		Machinery
	mineral		and	Construction
	reserves [1]	Building [1]	equipment [2]	in progress [3]	Total	2015
Cost at beginning of period	$86,441	48,563	211,232	13,853	360,089	324,210
Accumulated depreciation and depletion	(12,215)	(21,228)	(109,952)	—	(143,395)	(118,668)

Net book value at beginning of period	74,226	27,335	101,280	13,853	216,694	205,542
Capital expenditures	2,149	1,856	8,671	—	12,676	11,454
Additions through capital leases	—	—	7	—	7	63
Capitalization of financial expense	—	—	—	175	175	73
Stripping costs	421	—	—	—	421	723

Total capital expenditures	2,570	1,856	8,678	175	13,279	12,313
Disposals [4]	(388)	(141)	(1,268)	(44)	(1,841)	(2,247)
Reclassifications [5]	(2,029)	(703)	(1,731)	(86)	(4,549)	(3,099)
Business combinations	—	—	—	—	—	4,004
Depreciation and depletion for the period	(2,426)	(2,033)	(9,582)	—	(14,041)	(13,086)
Impairment losses	(671)	(303)	(547)	(378)	(1,899)	(1,145)
Foreign currency translation effects	9,635	1,505	7,624	3,727	22,491	14,412

Cost at end of period	97,218	51,740	229,717	17,247	395,922	360,089
Accumulated depreciation and depletion	(16,301)	(24,224)	(125,263)	—	(165,788)	(143,395)

Net book value at end of period	$80,917	27,516	104,454	17,247	230,134	216,694

1

Includes corporate buildings and related land sold to financial institutions in previous years, which were leased back. The aggregate carrying amount of these assets as of December 31, 2017 and 2016 was $1,690 and $1,777, respectively.

2	Includes assets, mainly mobile equipment, acquired through finance leases, which carrying amount as of December 31, 2017 and 2016 was $2,096 and $7, respectively.
3

In July 2014, CEMEX Colombia began the construction of a new cement plant in the municipality of Maceo in the Antioquia department in Colombia with an annual capacity of approximately 1.1 million tons. The first phase included the construction of a cement mill, which began operating in testing phase for some months in 2016 with the supply of clinker from the Caracolito plant in Ibague, and the cement obtained was used in its entirety in the construction of the plant. The next phase, which includes the construction of the kiln, has been completed. In connection with the access road to the plant, the works were suspended meanwhile CEMEX Colombia obtains the permits for its completion. The beginning of commercial operations is subject to the successful conclusion of several ongoing processes related to certain operating permits and other proceedings. As a result of the investigations carried out for the deficiencies found (note 24.1), during the fourth quarter of 2016, CEMEX Colombia reduced construction in progress for $483 (US$23), of which, $295 (US$14) were recognized as impairment losses against “Other expenses, net,” considering that the assets, mainly advances for the purchase of land through a representative, were considered contingent assets based on the low probability for their recoverability due to deficiencies in the legal processes, and $188 (US$9) were decreased against “Other accounts payable” in connection with the cancellation of the portion payable of such assets. CEMEX Colombia determined an initial total budget for the plant of US$340. As of December 31, 2017, the carrying amount of the project, net of adjustments, is for an amount in Colombian pesos equivalent to US$333 ($6,543), considering the exchange rates as of December 31, 2017.

4

In 2017, includes sales of non-strategic fixed assets in Mexico, the United States, and Spain for $343, $223 and $220, respectively. In 2016, includes sales of non-strategic fixed assets in the United States, Mexico, and France for $317, $281 and $165, respectively. In 2015, includes the sales of non-strategic fixed assets in the United Kingdom, the United States and Spain for $584, $451 and $417, respectively.

5

In 2017, refers mainly to those assets of the Pacific Northwest Materials Business in the United States for $1,634 (note 4.2). In 2016, refers mainly to those assets of the Concrete Pipe Business in the United States for $2,747, as well as other disposal groups in the United States reclassified to assets available for sale for $1,386 (notes 4.2, 4.3 and 12.1). In 2015, refers to other disposal groups in the United States reclassified to assets available for sale for $537 (notes 4.3 and 12.1).

As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions, such as the situation in Puerto Rico in the last quarter of 2016 due to the adverse outlook and the overall uncertain economic conditions in such country; b) the transferring of installed capacity to more efficient plants, such as the projected closing in the short-term of a cement mill in Colombia; as well as c) the recoverability of certain investments in Colombia as described above, for the years ended December 31, 2017, 2016 and 2015, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 2.10 and 6).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Property, machinery and equipment, net - continued

During the years ended December 31, 2017, 2016 and 2015 impairment losses of fixed assets by countries are as follows:

	2017	2016	2015
Spain	$452	—	392
Czech Republic	157	—	—
United States	153	277	269
Panama	56	—	118
France	50	—	—
Latvia	46	—	126
Mexico	45	46	46
Puerto Rico	—	1,087	172
Colombia	—	454	—
Other countries	25	35	22

	$984	1,899	1,145

15)	GOODWILL AND INTANGIBLE ASSETS, NET

15.1)	BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2017 and 2016, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

	2017			2016
		Accumulated	Carrying		Accumulated	Carrying
	Cost	amortization	Amount	Cost	amortization	Amount
Intangible assets of indefinite useful life:
Goodwill	$195,474	—	195,474	$206,319	—	206,319
Intangible assets of definite useful life:
Extraction rights	39,603	(6,480)	33,123	40,995	(5,948)	35,047
Industrial property and trademarks	929	(364)	565	707	(350)	357
Customer relationships	3,859	(3,852)	7	4,343	(4,084)	259
Mining projects	797	(96)	701	961	(84)	877
Others intangible assets	14,941	(9,902)	5,039	13,814	(9,166)	4,648

	$255,603	(20,694)	234,909	$267,139	(19,632)	247,507

The amortization of intangible assets of definite useful life was $2,037 in 2017, $1,950 in 2016 and $1,572 in 2015, and was recognized within operating costs and expenses.

Goodwill

Changes in consolidated goodwill in 2017, 2016 and 2015, were as follows:

	2017	2016	2015
Balance at beginning of period	$206,319	184,156	160,544
Business combinations	1,965	—	64
Disposals, net (note 4.3)	—	(3,340)	(552)
Reclassification to assets held for sale and other current assets (notes 4.2, 4.3 and 12)	(1,804)	(9,734)	—
Impairment losses	(1,920)	—	—
Foreign currency translation effects	(9,086)	35,237	24,100

Balance at end of period	$195,474	206,319	184,156

Intangible assets of definite life

Changes in intangible assets of definite life in 2017, 2016 and 2015, were as follows:

	2017
		Industrial
	Extraction	property and	Customer	Mining
	rights	trademarks	relations	projects	Others [1]	Total
Balance at beginning of period	$35,047	357	259	877	4,648	41,188
Additions (disposals), net [1]	278	(783)	—	(148)	424	(229)
Business combinations (note 4.1)	—	—	—	4	72	76
Reclassifications (notes 4.1, 4.2 and 12)	—	—	(27)	—	—	(27)
Amortization for the period	(716)	(110)	(225)	(12)	(974)	(2,037)
Impairment losses	(38)	—	—	—	(12)	(50)
Foreign currency translation effects	(1,448)	1,101	—	(20)	881	514

Balance at the end of period	$33,123	565	7	701	5,039	39,435

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Intangible assets of definite life - continued

	2016
		Industrial
	Extraction	property and	Customer	Mining
	rights	trademarks	relations	projects	Others [1]	Total	2015
Balance at beginning of period	$30,327	622	1,004	805	3,808	36,566	32,940
Business combinations	—	—	—	—	—	—	616
Additions (disposals), net [1]	201	(760)	—	(382)	343	(598)	(186)
Reclassifications (notes 4.1, 4.2 and 12)	—	—	—	—	—	—	1
Amortization for the period	(712)	(293)	(658)	(12)	(275)	(1,950)	(1,572)
Impairment losses	(6)	—	—	—	(19)	(25)	(10)
Foreign currency translation effects	5,237	788	(87)	466	791	7,195	4,777

Balance at the end of period	$35,047	357	259	877	4,648	41,188	36,566

1

As of December 31, 2017 and 2016, “Others” includes the carrying amount of internal-use software of $2,981 and $2,544, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses, amounted to $1,422 in 2017, $769 in 2016 and $615 in 2015.

15.2)	ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2017 and 2016, goodwill balances allocated by operating segment were as follows:

	2017	2016
Mexico	$7,371	7,529
United States	152,486	162,692
Europe
Spain	10,000	12,316
United Kingdom	6,335	6,371
France	4,796	4,524
Czech Republic	709	583
South, Central America and the Caribbean
Colombia	6,146	6,461
Dominican Republic	279	250
TCL	2,027	—
Rest of South, Central America and the Caribbean [1]	985	1,036
Asia, Middle East and Africa
Philippines	1,817	1,911
United Arab Emirates	1,769	1,865
Egypt	232	231
Others
Other reporting segments [2]	522	550

	$195,474	206,319

1	This caption refers to the operating segments in the Caribbean, Costa Rica and Panama.
2	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. Considering materiality for disclosure purposes, certain balances of goodwill were presented for Rest of South, Central America and the Caribbean, but this does not represent that goodwill was tested at a higher level than for operations in an individual country.

During the last quarter of each year, CEMEX performs its annual goodwill impairment test. Based on these analyses, during 2017, in connection with the Operating Segment in Spain, considering the uncertainty over the improvement indicators affecting the country’s construction industry, and consequently in the expected consumption of cement, ready-mix and aggregates, partially a result of the country’s complex prevailing political environment, which has limited expenditure in infrastructure projects, as well as the uncertainty in the expected price recovery and the effects of increased competition and imports, CEMEX’s management considered a reduction in the horizon of the related cash flows projections from 10 to 5 years and determined that the net book value of such Operating Segment in Spain, exceeded in $1,920 (US$98) the amount of the net present value of projected cash flows. As a result, CEMEX recognized an impairment loss of goodwill for the aforementioned amount as part of “Other expenses, net” in the income statement against the related goodwill balance.

During 2016 and 2015, CEMEX did not determine impairment losses of goodwill.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Analysis of goodwill impairment - continued

Impairment tests are significantly sensitive to, among other factors, the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the long-term growth rates applied. CEMEX’s cash flow projections to determine the value in use of its CGUs to which goodwill has been allocated consider the use of long-term economic assumptions. CEMEX believes that its discounted cash flow projections and the discount rates used reasonably reflect current economic conditions at the time of the calculations, considering, among other factors that: a) the cost of capital reflects current risks and volatility in the markets; and b) the cost of debt represents the average of industry specific interest rates observed in recent transactions. Other key assumptions used to determine CEMEX’s discounted cash flows are volume and price increases or decreases by main product during the projected periods. Volume increases or decreases generally reflect forecasts issued by trustworthy external sources, occasionally adjusted based on CEMEX’s actual backlog, experience and judgment considering its concentration in certain sectors, while price changes normally reflect the expected inflation in the respective country. Operating costs and expenses during all periods are maintained as a fixed percent of revenues considering historic performance.

CEMEX’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Growth rates
Groups of CGUs	2017	2016	2015	2017	2016	2015
United States	8.8%	8.6%	8.6%	2.5%	2.5%	2.5%
Spain	9.5%	9.5%	9.9%	1.7%	1.6%	1.9%
Mexico	10.2%	9.8%	9.6%	2.7%	2.9%	3.5%
Colombia	10.5%	10.0%	9.8%	3.7%	4.0%	4.0%
France	9.0%	9.1%	9.0%	1.8%	1.8%	1.6%
United Arab Emirates	10.4%	10.2%	10.2%	3.1%	3.4%	3.6%
United Kingdom	9.0%	8.8%	8.8%	1.7%	1.9%	2.3%
Egypt	11.8%	11.4%	12.5%	6.0%	6.0%	4.6%
Range of rates in other countries	9.1% - 11.7%	9.1% - 12.8%	9.0% - 13.8%	2.3% - 6.8%	2.2% - 7.0%	2.4% - 4.3%

As of December 31, 2017, the discount rates used by CEMEX in its cash flows projections in the countries with the most significant goodwill balances increased slightly as compared to the values determined in 2016. During the year, the funding cost observed in industry slightly decreased from 6.2% in 2016 to 6.1% in 2017 and the risk multiple associated to the Company also decreased from 1.29 in 2016 to 1.26 in 2017. Nonetheless, these decreases were offset by an increase in the risk free rate which change from 2.70% in 2016 to 2.76% in 2017, as well as by overall increases in the sovereign risk rate of the majority of the countries. As of December 31, 2016, the discount rates remained almost flat in most cases as compared to the values determined in 2015. Among other factors, the funding cost observed in industry decreased from 6.9% in 2015 to 6.2% in 2016, and the risk free rate decreased from approximately 3.2% in 2015 to 2.7 % in 2016. Nonetheless, these increases were offset by reductions in 2016 in the country specific sovereign yields in the majority of the countries where CEMEX operates. As of December 31, 2015, the discount rates remained almost flat in most cases as compared to the values determined in previous year. In respect to long-term growth rates, following general practice under IFRS, CEMEX uses country specific rates, which are mainly obtained from the Consensus Economics, a compilation of analysts’ forecast worldwide, or from the International Monetary Fund when the first are not available for a specific country.

In connection with the assumptions included in the table above, CEMEX made sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonable possible increase of 1% in the pre-tax discount rate, and an independent possible decrease of 1% in the long-term growth rate. In addition, CEMEX performed cross-check analyses for reasonableness of its results using multiples of Operating EBITDA. In order to arrive at these multiples, which represent a reasonableness check of the discounted cash flow models, CEMEX determined a weighted average multiple of Operating EBITDA to enterprise value observed in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry weighted average Operating EBITDA multiple of 9.0 times in 2017, 2016 and 2015. CEMEX’s own Operating EBITDA multiple was 8.5 times in 2017, 8.9 times in 2016 and 8.7 times in 2015. The lowest multiple observed in CEMEX’s benchmark was 6.5 times in 2017, 5.9 times in 2016 and 5.8 times in 2015, and the highest being 18.9 times in 2017, 18.3 times in 2016 and 18.0 times in 2015.

As of December 31, 2017, 2016 and 2015, except for the Operating Segment in Spain described above, in which CEMEX determined an impairment loss of goodwill in 2017, none of the other CEMEX’s sensitivity analyses resulted in a potential impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the specific CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related cash flows projections would be negatively affected, it may result in a goodwill impairment loss in the future.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Analysis of goodwill impairment - continued

As of December 31, 2017 and 2016, goodwill allocated to the United States accounted for approximately 78% and 79%, respectively, of CEMEX’s total amount of consolidated goodwill. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. CEMEX has also considered recent developments in its operations in the United States, such as the decrease in ready-mix concrete volumes of approximately 1% in 2017, affected by the hurricanes occurred in Texas and Florida during the year, and the increases of 1% in 2016 and 13% in 2015, and the increases in ready-mix concrete prices of approximately 1% in 2017, 1% in 2016 and 5% in 2015, which are key drivers for cement consumption and CEMEX’s profitability, and which trends are expected to continue over the next few years, as anticipated in CEMEX’s cash flow projections.

16)	FINANCIAL INSTRUMENTS

16.1)	SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2017 and 2016, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follow:

	2017			2016
	Short-term	Long-term	Total	Short-term	Long-term	Total
Floating rate debt	$7,282	53,389	60,671	$519	64,550	65,069
Fixed rate debt	9,691	123,633	133,324	703	170,466	171,169

	$16,973	177,022	193,995	$1,222	235,016	236,238

Effective rate [1]
Floating rate	6.1%	3.0%		9.7%	4.4%
Fixed rate	4.8%	5.7%		4.4%	6.5%

	2017				2016
Currency	Short-term	Long-term	Total	Effective rate [1]	Short-term	Long-term	Total	Effective rate [1]
Dollars	$6,206	107,508	113,714	5.9%	$114	179,675	179,789	6.3%
Euros	9,705	54,906	64,611	3.5%	50	55,292	55,342	4.3%
Pounds	—	9,141	9,141	2.6%	—	—	—	—
Philippine pesos	—	5,408	5,408	4.6%	—	—	—	—
Pesos	—	—	—	—	648	—	648	4.4%
Other currencies	1,062	59	1,121	6.2%	410	49	459	10.2%

	$16,973	177,022	193,995		$1,222	235,016	236,238

1	In 2017 and 2016, represents the weighted average interest rate of the related debt agreements.

As of December 31, 2017 and 2016, CEMEX´s consolidated debt summarized by type of instrument, was as follow:

2017	Short-term	Long-term	2016	Short-term	Long-term
Bank loans			Bank loans
Loans in foreign countries, 2018 to 2022	$910	5,439	Loans in foreign countries, 2017 to 2022	$261	1,090
Syndicated loans, 2018 to 2020	—	50,132	Syndicated loans, 2017 to 2020	36	57,032

	910	55,571		297	58,122

Notes payable			Notes payable
Notes payable in Mexico, 2018	—	—	Notes payable in Mexico, 2017	—	648
Medium-term notes, 2018 to 2026	224	133,949	Medium-term notes, 2017 to 2026	—	173,656
Other notes payable, 2018 to 2025	154	3,187	Other notes payable, 2017 to 2025	173	3,342

	378	137,136		173	177,646

Total bank loans and notes payable	1,288	192,707	Total bank loans and notes payable	470	235,768
Current maturities	15,685	(15,685)	Current maturities	752	(752)

	$16,973	177,022		$1,222	235,016

As of December 31, 2017 and 2016, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable and bank loans for US$84 and US$84, respectively, adjust the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Consolidated debt - continued

Changes in consolidated debt for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Debt at beginning of year	$236,238	229,343	205,834
Proceeds from new debt instruments	93,620	48,748	52,764
Debt repayments	(128,411)	(85,798)	(64,237)
Foreign currency translation and inflation effects	(7,452)	43,945	34,982

Debt at end of year	$193,995	236,238	229,343

As of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 29% and 25%, respectively, of CEMEX’s total indebtedness, was represented by bank loans, of which the most significant portion corresponded to those balances under CEMEX’s facilities agreement entered into with 20 financial institutions on July 19, 2017 for an amount in different currencies equivalent to approximately US$4,050 at the origination date (the “2017 Credit Agreement”) which was mainly used to refinance the approximately US$3,680 outstanding under the facilities agreement dated September 29, 2014, as amended several times in 2015 and 2016 (the “2014 Credit Agreement”). In addition, as part of CEMEX’s currency diversification in its debt portfolio described in note 16.5, during 2017, CEMEX replaced debt denominated in dollars for US$280 pursuant to the negotiation of a bank loan denominated in Philippine pesos.

In addition, as of December 31, 2017 and 2016, as presented in the table above of debt by type of instrument, approximately 71% and 75%, respectively, of CEMEX’s total indebtedness, was represented by notes payable, of which, the most significant portion was long-term in both periods. As of December 31, 2017 and 2016, CEMEX’s long-term notes payable are detailed as follows:

Description	Date of issuance	Issuer [1,2]	Currency	Principal amount	Rate [1]	Maturity Date	Repurchased amount US$	Outstanding amount [3] US$	2017	2016
April 2026 Notes [8]	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	—	1,000	$19,568	20,631
July 2025 Notes	02/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	—	150	3,061	3,249
March 2025 Notes	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	—	750	14,691	15,488
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	20,988	22,124
December 2024 Notes [4]	05/Dec/17	CEMEX, S.A.B. de C.V.	Euro	650	2.75%	05/Dec/24	—	780	15,257	—
June 2024 Notes [8]	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	—	480	9,390	8,665
April 2024 Notes	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(10)	990	18,924	19,886
March 2023 Notes	03/Mar/15	CEMEX, S.A.B. de C.V.	Euro	550	4.375%	05/Mar/23	—	660	12,938	11,948
October 2022 Notes 5, [8]	12/Oct/12	CEMEX Finance LLC	Dollar	1,500	9.375%	12/Oct/22	(1,500)	—	—	21,738
January 2022 Notes [5]	11/Sep/14	CEMEX, S.A.B. de C.V.	Euro	400	4.75%	11/Jan/22	—	480	9,434	8,696
April 2021 Notes [6]	01/Apr/14	CEMEX Finance LLC	Euro	400	5.25%	01/Apr/21	(447)	—	—	8,679
January 2021 Notes [7,8]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.25%	15/Jan/21	(659)	341	6,606	14,845
December 2019 Notes [5,7,8]	12/Aug/13	CEMEX, S.A.B. de C.V.	Dollar	1,000	6.50%	10/Dec/19	(1,000)	—	—	14,471
October 2018 Variable Notes [8]	02/Oct/13	CEMEX, S.A.B. de C.V.	Dollar	500	L+475bps	15/Oct/18	(187)	313	6,154	6,485
November 2017 Notes	30/Nov/07	CEMEX, S.A.B. de C.V.	Peso	627	4.40%	17/Nov/17	(37)	—	—	648
Other notes payable									125	93

									$137,136	177,646

1

In all applicable cases the issuer refers to CEMEX España, S.A. acting through its Luxembourg Branch. The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2017 and 2016, 3-Month LIBOR rate was 1.6943% and 0.9979%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

2

Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping B.V. originally guaranteed the issuances listed above but were merged into CEMEX España, S.A. on October 3, 2016.

3	Presented net of all outstanding notes repurchased and held by CEMEX’s subsidiaries.
4	On December 5, 2017, CEMEX issued €650 of 2.75% senior secured notes due December 5, 2024 (the “December 2024 Notes”). The proceeds will be used to repay other indebtedness.
5

In connection with tender offers or the execution of call notice, as applicable, on December 10, 2017, CEMEX repurchased the outstanding amount of the December 2019 Notes for an aggregate principal amount of US$611; and on September 25, 2017, CEMEX repurchased US$701 aggregate principal amount of the October 2022 Notes. The notes of the holders that did not tender in the offer for US$343 were redeemed on October 12, 2017. In addition, on November 28, 2017, CEMEX announced its intention to redeem the total outstanding amount of the January 2022 Notes for an aggregate principal amount of €400 (US$480 or $9,432) that would be payable on January 10, 2018 and are presented as current maturities of long-term debt in the statement of financial position as of December 31, 2017 (note 26).

6	On May 31, 2017, by means of a tender offer for the April 2021 Notes, CEMEX redeemed the remaining €400 of aggregate principal amount of such notes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Consolidated debt - continued

7	On February 28, 2017, by means of a tender offer, CEMEX repurchased US$385 aggregate principal amount of the January 2021 Notes and US$90 of the December 2019 Notes.
8

During 2016, by means of tender offers, using available funds from the issuance of the April 2026 Notes, the June 2024 Notes, the sale of assets and cash flows provided by operating activities, CEMEX completed the purchase of US$739 principal amount of the October 2022 Notes, the purchase of US$178 principal amount of the October 2018 Variable Notes, the purchase of US$219 principal amount of the December 2019 Notes, and the purchase of US$242 principal amount of the January 2021 Notes.

During 2017, 2016 and 2015, as a result of the debt transactions incurred including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX paid combined premiums, fees and issuance costs for US$251 ($4,930), US$196 ($4,061) and US$61 ($1,047), respectively, of which US$212 ($4,160) in 2017, US$151 ($3,129) in 2016 and US$35 ($604) in 2015 are associated with the extinguished portion of the exchanged or repurchased notes and were recognized in the statement of operations in each year within “Financial expense”. In addition, US$39 ($770) in 2017, US$45 ($932) in 2016 and US$26 ($443) in 2015, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for US$16 ($310) in 2017, US$37 ($767) in 2016 and US$31 ($541) in 2015 that were pending for amortization were recognized in the statement of operations of each year as part of “Financial expense.”

The maturities of consolidated long-term debt as of December 31, 2017, were as follows:

2017
2019	$30
2020	10,175
2021	26,948
2022	19,594
2023 and thereafter.	120,275

$177,022

As of December 31, 2017, CEMEX had the following lines of credit, the majority of which are uncommitted, at annual interest rates ranging between 1.25% and 6.50%, depending on the negotiated currency:

	Lines of credit	Available
Other lines of credit in foreign subsidiaries	$9,506	7,237
Other lines of credit from banks	9,309	8,169

	$18,815	15,406

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement

As mentioned above, on July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement with 20 financial institutions for an amount in different currencies equivalent to US$4,050 at the origination date, which proceeds were used to refinance in full the US$3,680 then outstanding under the 2014 Credit Agreement and other debt repayments, allowing CEMEX to increase the average life of its syndicated bank debt to approximately 4.3 years with a final maturity in July 2022. All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over the benchmark interest rate of between 125 to 350 basis points, depending on CEMEX’s consolidated debt leverage ratio; and the tranches share the same guarantors and collateral package as the original tranches under the 2014 Credit Agreement and other secured debt obligations of CEMEX. As of December 31, 2017, total commitments under the 2017 Credit Agreement included US$2,746 ($53,959), €741 (US$889 or $17,469), £344 (US$465 or $9,137), out of which about US$1,135 ($22,303) were in a revolving credit facility. All tranches under the 2017 Credit Agreement amortize in five equal semi-annual payments beginning in July 2020, except for the commitments under the revolving credit which have a five-year maturity.

The original proceeds from the 2014 Credit Agreement of US$1,350 were fully used to repay debt under the then existing facilities agreement entered into on September 17, 2012, as amended from time to time (the “Facilities Agreement”). On July 30, 2015, after several repayments under the Facilities Agreement using proceeds from other debt issuances, CEMEX repaid in full the then total amount outstanding of US$1,937 ($33,375) under the Facilities Agreement with additional funds from 21 financial institutions, which joined the 2014 Credit Agreement under new tranches, allowing CEMEX to increase the then average life of its syndicated bank debt to approximately 4 years as of such date. On November 30, 2016, CEMEX prepaid US$373 ($7,729) corresponding to the September 2017 amortization under the 2014 Credit Agreement and agreed with the lenders to exchange current funded commitments for US$664 maturing in 2018 into the revolving facility, maintaining their original amortization schedule and the same terms and conditions.

As of December 31, 2016, total commitments under the 2014 Credit Agreement included US$2,826 ($58,555) and €746 (US$785 or $16,259), out of which about US$1,413 ($29,277) were in a revolving credit facility. Considering all commitments, the amortization profile was of US$783 in 2018, US$883 in 2019 and US$1,096 in 2020.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement - continued

All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the leverage ratio (as defined below) of CEMEX, as follows:

Consolidated leverage ratio	Applicable margin
> = 5.50x	350 bps
< 5.00x > 4.50x	300 bps
< 4.50x > 4.00x	250 bps
< 4.00x > 3.50x	212.5 bps
< 3.50x > 3.00x	175 bps
< 3.00x > 2.50x	150 bps
< 2.50x	125 bps

The 2017 Credit Agreement also modified the consolidated leverage ratio and consolidated coverage ratio limits as described below in the financial covenants section.

For the years ended December 31, 2017 and 2016, under both the 2017 Credit Agreement and the 2014 Credit Agreement, CEMEX was required to comply with the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit for each of CHP and CLH of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions do not exceed free cash flow generation, are funded with equity or asset disposals proceeds.

The debt under the 2017 Credit Agreement and previously under the 2014 Credit Agreement is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia, B.V., CEMEX Corp., CEMEX Egyptian Investments, B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under such agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other precedent facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the “Collateral”); and (b) all proceeds of such Collateral. CEMEX Egyptian Investments II, B.V. and CEMEX Shipping, B.V. originally guaranteed the 2014 Credit Agreement but were merged into CEMEX España, S.A. in October 2016.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Credit Agreement; (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions while the Leverage Ratio remains above 4.0 times; and (xi) enter into speculative derivatives transactions. The 2017 Credit Agreement contains a number of affirmative covenants that, among other things, require CEMEX to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX so elects when: (i) CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 3.75 times; and (ii) no default under the 2017 Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 3.75 times. Restrictions that will cease to apply when CEMEX satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX’s ability to repay existing financial indebtedness, certain asset sale restrictions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX issues. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement.

In addition, the 2017 Credit Agreement, and previously the 2014 Credit Agreement, contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2017 and 2016, CEMEX was not aware of any event of default. CEMEX cannot assure that in the future it will be able to comply with the restrictive covenants and limitations contained in the 2017 Credit Agreement. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Financial Covenants

The 2017 Credit Agreement and previously the 2014 Credit Agreement requires CEMEX the compliance with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. As of December 31, 2017, CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage ratio	Period	Leverage ratio
For the period ending on December 31, 2017 up to and including the period ending on March 31, 2020	> = 2.50	For the period ending on December 31, 2017 up to and including the period ending on March 31, 2018	< = 5.25
		For the period ending on June 30, 2018 up to and including the period ending on September 30, 2018	< = 5.00
For the period ending on June 30, 2020 and each subsequent reference period	> = 2.75	For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 4.75
		For the period ending on June 30, 2019 up to and including the period ending on March 31, 2020	< = 4.50
		For the period ending on June 30, 2020 and each subsequent reference period	< = 4.25

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the compliance periods ended as of December 31, 2017, 2016 and 2015, taking into account the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, CEMEX was in compliance with the financial covenants imposed by its debt contracts. The main consolidated financial ratios as of December 31, 2017, 2016 and 2015 were as follows:

		Consolidated financial ratios
		2017	2016	2015
Leverage ratio [1,2]	Limit	< = 5.25	< = 6.00	< = 6.00
	Calculation	3.85	4.22	5.21

Coverage ratio [3]	Limit	> = 2.50	> = 1.85	> = 1.85
	Calculation	3.46	3.18	2.61

1

The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the statement of financial position, excluding finance leases, components of liability of convertible subordinated notes, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.

2

Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

3

The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX will classify all of its outstanding debt as current debt in its statement of financial position if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with the aforementioned classification of debt in the short-term, the noncompliance of CEMEX with the financial ratios agreed upon pursuant to the 2017 Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX’s lenders’ request, they would call for the acceleration of payments due under the 2017 Credit Agreement. That scenario will have a material adverse effect on CEMEX’s liquidity, capital resources and financial position.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16.2)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2017 and 2016, other financial obligations in the consolidated statement of financial position are detailed as follows:

		2017			2016
		Short-term	Long-term	Total	Short-term	Long-term	Total
I.	Convertible subordinated notes due 2020	$—	9,985	9,985	$—	10,417	10,417
II.	Convertible subordinated notes due 2018	7,115	—	7,115	—	13,575	13,575
III.	Mandatorily convertible securities 2019	323	371	694	278	689	967
IV.	Liabilities secured with accounts receivable	11,313	—	11,313	11,095	—	11,095
V.	Finance leases	611	2,503	3,114	285	1,291	1,576

		$19,362	12,859	32,221	$11,658	25,972	37,630

Financial instruments convertible into CEMEX’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2.6).

I.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”). The 2020 Convertible Notes were issued: a) US$200 as a result of the exercise in March 13, 2015 of US$200 notional amount of Contingent Convertible Units (“CCUs”) (described below), and b) US$321 as a result of the exchange with certain investors in May 2015, which together with early conversions, resulted in settlement of US$626 aggregate principal amount of 3.25% convertible subordinated notes due in 2016 (the “2016 Convertible Notes”) held by such investors and the issuance and delivery by the Parent Company of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the 2016 Convertible Notes and the 42 million ADSs against the fair value of the 2020 Convertible Notes represented a loss of $365 recognized in 2015 as part of “Financial income and other items, net”. The aggregate fair value of the conversion option as of the issuance dates which amounted to $199 was recognized in other equity reserves. As of December 31, 2017 and 2016, the conversion price per ADS was approximately 11.01 dollars and 11.45 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 90.8592 ADS and 87.3646 ADS per each 1 thousand dollars principal amount of such notes, respectively.

In October 2014, in connection with US$204 remaining principal amount of 4.875% Optional Convertible Subordinated Notes due in March 2015 (the “2015 Convertible Notes”), the Parent Company issued US$200 notional amount of CCUs at an annual rate of 3.0% on the notional amount, by means of which, in exchange for coupon payments, CEMEX secured the refinancing for any of the 2015 Convertible Notes that would mature without conversion up to US$200 of the principal amount. Pursuant to the CCUs, holders invested the US$200 in U.S. treasury bonds, and irrevocably agreed to apply such investment in March 2015, if necessary, to subscribe new convertible notes of the Parent Company for up to US$200. In March 2015, CEMEX exercised the CCUs, issued US$200 principal amount of the 2020 Convertible Notes to the holders of the CCUs and repaid the US$204 remaining principal amount of the 2015 Convertible Notes.

II.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, the Parent Company closed the offering of US$978 principal amount of the 2016 Convertible Notes and US$690 principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes were subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of the Parent Company’s ADSs and are subject to antidilution adjustments. After the exchange of notes described in the paragraph above, the US$352 of the 2016 Convertible Notes that remained outstanding, were repaid in cash at their maturity on March 15, 2016. On June 19, 2017, the Parent Company agreed with certain institutional holders the early conversion of US$325 of the 2018 Convertible Notes in exchange for the issuance of approximately 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion, the liability component of the converted notes of $5,468 was reclassified from other financial obligations to other equity reserves. In addition, the Parent Company increased common stock for $4 and additional paid-in capital for $7,059 against other equity reserves, and recognized expense for the inducement premiums paid in shares of $769, recognized within “Financial income and others items, net.” in the income statement for 2017. As of December 31, 2017 and 2016, the conversion price per ADS of the notes then outstanding was approximately 8.57 dollars and 8.92 dollars, respectively. After antidilution adjustments, the conversion rate as of December 31, 2017 and 2016 was 116.6193 ADS and 112.1339 ADS, respectively, per each 1 thousand dollars principal amount of such notes. Concurrent with the offering of the 2016 and 2018 Convertible Notes, a portion of the net proceeds from this transaction were used by CEMEX to fund the purchase of capped call options, which when purchased were generally expected to reduce the potential dilution cost to CEMEX upon the potential conversion of such notes (note 16.4).

III.	Mandatorily convertible securities due in 2019

In December 2009, the Parent Company exchanged debt into US$315 principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches $26.22 into approximately 236 million CPOs at a conversion price of $17.48 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations (note 16.4).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other financial obligations - continued

IV.	Liabilities secured with accounts receivable

As mentioned in note 9, as of December 31, 2017 and 2016, in connection with trade receivables sold under CEMEX’s outstanding programs, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the statement of financial position.

V.	Finance leases

CEMEX has several operating and administrative assets, including buildings and mobile equipment, under finance lease contracts. Future payments associated with these contracts are presented in note 23.5.

16.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of CEMEX´s long-term debt is level 2, and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of December 31, 2017 and 2016, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative instruments (notes 13.2 and 16.4)	$794	794	$1,900	1,900
Other investments and non-current accounts receivable (note 13.2)	4,964	4,964	5,220	5,220

	$5,758	5,758	$7,120	7,120

Financial liabilities
Long-term debt (note 16.1)	$177,022	184,220	$235,016	241,968
Other financial obligations (note 16.2)	12,859	13,381	25,972	27,419
Derivative instruments (notes 16.4 and 17)	402	402	818	818

	$190,283	198,003	$261,806	270,205

Fair Value Hierarchy

As of December 31, 2017 and 2016, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories:

2017	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 13.2 and 16.4)	$—	794	—	794
Investments available-for-sale (note 13.2)	275	—	—	275
Investments held for trading (note 13.2)	—	77	—	77

	$275	871	—	1,146

Liabilities measured at fair value
Derivative instruments (notes 16.4 and 17)	$—	402	—	402

2016	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (notes 13.2 and 16.4)	$—	1,900	—	1,900
Investments available-for-sale (note 13.2)	491	—	—	491
Investments held for trading (note 13.2)	—	157	—	157

	$491	2,057	—	2,548

Liabilities measured at fair value
Derivative instruments (notes 16.4 and 17)	$—	818	—	818

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16.5), CEMEX held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. As of December 31, 2017 and 2016, the notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	2017			2016
(U.S. dollars millions)	Notional amount		Fair value	Notional amount	Fair value
I. Net investment hedge	US$	1,160	47	—	—
II. Foreign exchange forwards related to forecasted transactions		381	3	80	—
III. Equity forwards on third party shares		168	7	—	—
IV. Interest rate swaps		137	16	147	23
V. Fuels price hedging		72	20	77	15
VI. 2019 Mandatorily Convertible Securities and options on the Parent Company’s own shares		—	(20)	576	26

	US$	1,918	73	880	64

The fair values determined by CEMEX for its derivative financial instruments are Level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with the derivative instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX and its counterparties.

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net gains of US$9 ($161) in 2017, net gains of US$17 ($317) in 2016 and net losses of US$173 ($2,981) in 2015, respectively.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

I.	Net investment hedge

During March 2017, CEMEX began the implementation of a long-term US$ / MXP foreign exchange forward program which notional amount is planned to be up to US$1,250, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts will be approximately one year. As of December 31, 2017, there are forward contract with a notional amount of US$1,160. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the year ended December 31, 2017, these contracts generated gains of US$6 ($110).

II.	Foreign exchange forwards related to forecasted transactions

As of December 31, 2017, CEMEX held US$ / Euro foreign exchange forward contracts maturing in January 10, 2018, negotiated to maintain the Euro value of a portion of the 2024 December Notes issued in Euros during December 2017, after converting a portion of these proceeds in U.S. dollar to settle other indebtedness in dollars in December 2017, but as the final use of these proceeds was projected to be the settlement of other indebtedness in Euros during 2018 (note 16.1). In addition, as of December 31, 2016, CEMEX held US$ / MXP foreign exchange forward contracts maturing in February 2017, negotiated to hedge the U.S. dollar value of the proceeds from the expected sale of pumping assets in Mexico (note 4.3). For the years ended December 31, 2017, 2016 and 2015, the results of these instruments related to forecasted transactions, including the effects resulting from positions entered and settled during the year, generated losses of US$17 ($337) in 2017, gains of US$10 ($186) in 2016 and gains of US$26 ($448) in 2015, recognized within “Financial income and other items, net” in the income statement.

III.	Equity forwards on third party shares

As of December 31, 2017, in connection with the definitive sale of CEMEX’s remaining GCC shares in September 2017 to two financial institutions which hold all corporate rights and control the aforementioned shares (note 13.1), CEMEX negotiated equity forward contracts to be settled in cash maturing in March 2019 over the price of approximately 31.4 million GCC shares. During 2017, changes in the fair value of these instruments generated losses of US$24 ($463) recognized within “Financial income and other items, net” in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Derivative financial instruments - continued

In October 2015, Axtel, a Mexican telecommunications company traded in the MSE, announced its merger with Alestra, a Mexican entity provider of information technology solutions and member of Alfa Group, which was effective beginning February 15, 2016. In connection with this announcement, considering that upon completion of the merger any shares of Axtel would be exchanged proportionately according to the new ownership interests for shares in the new merged entity that remained public, the business outlook of such new entity and that CEMEX held an existing investment in Axtel prior to the merger, on January 6, 2016, CEMEX settled in cash a forward contract it maintained over the price of 59.5 million CPOs of Axtel maturing in October 2016 and received US$4, net of transaction costs. In a separate transaction, CEMEX purchased in the market 59.5 million CPOs of Axtel and increased its existing investment in Axtel as part of CEMEX’s investments available for sale (note 13.2). Changes in the fair value of this instrument generated losses of US$2 ($30) in 2016 and gains of US$15 ($258) in 2015, recognized in the income statement for each period.

IV.	Interest rate swap contracts

As of December 31, 2017 and 2016, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of US$16 ($314) and US$23 ($477), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($114) in 2017, US$6 ($112) in 2016 and US$4 ($69) in 2015, recognized in the income statement for each period.

V.	Fuel price hedging

As of December 31, 2017 and 2016, CEMEX maintained forward contracts negotiated to hedge the price of diesel fuel in several countries for aggregate notional amounts of US$46 ($904) and US$44 ($912), respectively, with an estimated aggregate fair value representing assets of US$10 ($197) in 2017 and assets of US$7 ($145) in 2016. By means of these contracts, for own consumption only, CEMEX fixed the price of diesel over certain volume representing a portion of the estimated consumption of such fuel in several operations. These contracts have been designated as cash flow hedges of diesel fuel consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related diesel volumes are consumed. For the years 2017, 2016 and 2015, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$3 ($57), gains of US$7 ($145) and losses of US$3 ($52), respectively.

In addition, as of December 31, 2017 and 2016, CEMEX held forward contracts negotiated to hedge the price of coal, as solid fuel, for an aggregate notional amount of US$26 ($511) and US$33 ($684), respectively and an estimated fair value representing assets of US$10 ($197) in 2017 and assets of US$8 ($166) in 2016. By means of these contracts, for own consumption only, CEMEX fixed the price of coal over certain volume representing a portion of the estimated coal consumption in CEMEX’s applicable operations. These contracts have been designated as cash flow hedges of coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related coal volumes are consumed. For the years 2017 and 2016, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$1 ($19) and gains of US$8 ($166), respectively.

VI.	2019 Mandatorily Convertible Securities and options on the Parent Company’s own shares

In connection with the 2019 Mandatorily Convertible Securities (note 16.2); considering that the securities are denominated in pesos and the functional currency of the Parent Company’s division that issued the securities is the dollar (note 2.4), CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through the income statement, which as of December 31, 2017 and 2016, resulted in a liability of US$20 ($393) and US$40 ($829), respectively. Changes in fair value generated a gain of US$19 ($359) in 2017, a loss of US$29 ($545) in 2016 and a gain of US$18 ($310) in 2015.

In addition, on March 15, 2011, the Parent Company entered into a capped calls, considering antidilution adjustments, over 194 million CEMEX’s ADSs (114 million ADSs maturing in March 2016 in connection with the 2016 Convertible Notes and 80 million ADSs maturing in March 2018 in connection with the 2018 Convertible Notes) in order to effectively increase the conversion price of the ADSs under such notes, by means of which, at maturity of the notes, originally CEMEX would receive in cash the excess between the market price and the strike price of approximately 8.57 dollars per ADS, with a maximum appreciation per ADS of approximately 3.96 dollars for the 2016 Convertible Notes and 5.27 dollars for the 2018 Convertible Notes. CEMEX paid aggregate premiums of US$222. During 2015, CEMEX amended a portion of the capped calls relating to the 2016 Convertible Notes and, as a result, CEMEX received US$44 in cash, equivalent to the unwind of 44.2% of the total notional amount of such capped calls. On March 15, 2016, the remaining options for the 55.8% of the 2016 Convertible Notes expired out of the money. During August 2016, CEMEX amended 58.3% of the total notional amount of the capped calls relating to the 2018 Convertible Notes to lower the exercise price in exchange for reducing the number of underlying options, as a result, CEMEX retained capped calls relating to the 2018 Convertible Notes over 71 million ADSs. As of December 31, 2016, the fair value of the existing options represented an asset of US$66 ($1,368). Changes in the fair value of these instruments generated gains of US$37 ($725) in 2017, gains of US$44 ($818) in 2016 and losses of US$228 ($3,928) in 2015, recognized within “Financial income and other items, net” in the income statement. During 2017, CEMEX unwound all its capped calls relating to the 2018 Convertible Notes and, as a result, CEMEX received US$103 in cash. As of December 31, 2017, all outstanding capped calls based on the price of the Parent Company´s own ADSs have been early settled.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

16.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, product or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandising, leasing or selling in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows.

As of December 31, 2017 and 2016, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 16.4, such as the commodity forward contracts on diesel fuel and coal negotiated to fix the price of these underlying commodities.

The main risks categories are commented below:

Credit risk

Credit risk is the risk of financial loss faced by CEMEX if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2017 and 2016, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company’s management has established a policy of low risk which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Threshold of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2017, considering CEMEX’s best estimate of potential incurred losses based on an analysis of age and considering recovery efforts, the allowance for doubtful accounts was $2,145.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate in fixed rates in a high point when the interest rates market expects a downward trend, this is, there is an opportunity cost for remaining long periods paying a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. In addition, when the interest rate of a debt instrument has turned relatively high as compared to current market rates, CEMEX intents to renegotiate the conditions or repurchase the debt, to the extent the net present value of the expected future benefits from the interest rate reduction would exceed the incentives that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2017 and 2016, approximately 31% and 28%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted average interest rate of LIBOR plus 268 basis points in 2017 and 306 basis points in 2016. As of December 31, 2017 and 2016, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2017 and 2016 would have reduced by US$18 ($353) and US$18 ($373), respectively, as a result of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2017 and 2016.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX’s exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX’s revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2017, approximately 21% of CEMEX’s net sales, before eliminations resulting from consolidation, were generated in Mexico, 24% in the United States, 7% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 2% in Poland, 3% in the Rest of Europe region, 4% in Colombia, 2% in Panama, 1% in Costa Rica, 2% Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, 3% in Philippines, 1% in Egypt, 5% in the Rest of Asia, Middle East and Africa and 9% in CEMEX’s other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations related parties’ long-term balances denominated in foreign currency which are not expected to be settled in the foreseeable future, which are reported in the statement of other comprehensive income. As of December 31, 2017 and 2016, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into CEMEX’s reporting currency, considering a hypothetic 10% strengthening of the dollar against the Mexican peso, with all other variables held constant, CEMEX’s net income for 2017 and 2016 would have decreased by US$119 ($2,343) and US$136 ($2,829), respectively, as a result of higher foreign exchange losses on CEMEX’s dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2017, approximately 59% of CEMEX’s financial debt was Dollar-denominated, 33% was Euro-denominated, 5% was Pound-denominated, 3% was Philippine peso-denominated and immaterial amounts were denominated in other currencies; therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated and Euro-denominated financial debt versus the several currencies in which CEMEX’s revenues are settled in most countries in which it operates. The amounts of Pound-denominated financial debt and Philippine peso-denominated financial debt outstanding as of December 31, 2017, are closely related to the amount of revenues generated in such currencies and/or, in the case of the Euro-denominated financial debt, the amount of CEMEX’s net assets denominated in such currencies; therefore, CEMEX considers that the foreign currency risk related to these amounts of debt is low. Nonetheless, CEMEX cannot guarantee that it will generate sufficient revenues in Dollars, Euros, Pounds and Philippine pesos from its operations to service these obligations. As of December 31, 2017 and 2016, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk. Nonetheless, CEMEX may enter into derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

As of December 31, 2017 and 2016, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2017
	Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	$11,798	9,453	14,182	7,347	9,780	5,163	57,723
Monetary liabilities	17,505	32,158	45,675	12,016	11,522	221,579	340,455

Net monetary assets (liabilities) [2]	$(5,707)	(22,705)	(31,493)	(4,669)	(1,742)	(216,416)	(282,732)

Out of which:
Dollars	$(1,097)	(22,710)	39	(126)	221	(133,530)	(157,203)
Pesos	(4,610)	4	24	—	—	(7,745)	(12,327)
Euros	—	—	(10,155)	2	—	(58,452)	(68,605)
Pounds	—	—	(19,358)	—	—	(9,119)	(28,477)
Other currencies	—	1	(2,043)	(4,545)	(1,963)	(7,570)	(16,120)

	$(5,707)	(22,705)	(31,493)	(4,669)	(1,742)	(216,416)	(282,732)

	2016
	Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	$10,261	26,685	12,724	6,132	13,101	11,836	80,739
Monetary liabilities	10,564	33,145	42,336	9,130	11,305	277,117	383,597

Net monetary assets (liabilities) [2]	$(303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)

Out of which:
Dollars	$(483)	(6,463)	38	35	364	(214,751)	(221,260)
Pesos	180	3	—	—	—	(3,395)	(3,212)
Euros	—	—	(9,465)	—	—	(48,470)	(57,935)
Pounds	—	—	(14,408)	—	—	—	(14,408)
Other currencies	—	—	(5,777)	(3,033)	1,432	1,335	(6,043)

	$(303)	(6,460)	(29,612)	(2,998)	1,796	(265,281)	(302,858)

1	Includes the Parent Company, CEMEX’s financing subsidiaries, as well as Neoris N.V., among other entities.
2	Includes assets held for sale and liabilities directly related with these assets considering that such items will be realized in the short-term.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Foreign currency risk - continued

In addition, considering that the Parent Company’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 2.4), there is foreign currency risk associated with the translation of subsidiaries’ net assets denominated in different currencies (peso, euro, pound) into dollars. When the dollar appreciates, the value of CEMEX’s net assets denominated in other currencies decreases in terms of dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the dollar depreciates, the value of CEMEX’s net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. As mentioned in note 16.4, CEMEX has implemented a long-term program for up to US$1,250 to hedge foreign currency translation in connection with its net assets denominated in pesos.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX’s and/or third party’s shares. As described in note 16.4, considering specific objectives, CEMEX has entered into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX’s own ADSs. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” Until December 31, 2016, a significant decrease in the market price of CEMEX’s ADSs would negatively affect CEMEX’s liquidity and financial position. During 2017, all outstanding capped calls based on the price of CEMEX´s own ADSs were early settled.

As of December 31, 2017, the potential change in the fair value of CEMEX’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX’s net income for 2017 would have reduced in US$14 ($283), as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares in 2017 would have generated approximately the opposite effect, respectively.

In addition, even though the changes in fair value of CEMEX’s embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer’s currency affect the income statement, they do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX will settle a fixed amount of debt with a fixed amount of shares. As of December 31, 2017 and 2016, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous increase of 10% in the market price of CEMEX’s CPOs, with all other variables held constant, would have decreased CEMEX’s net income for US$9 ($180) in 2017 and decreased for US$8 ($162) in 2016; as a result of additional negative changes in fair value associated with this option. A 10% hypothetical decrease in the CEMEX CPO price would generate approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations. The maturities of CEMEX’s contractual obligations are included in note 23.5.

As of December 31, 2017, current liabilities, which included $36,335 of current maturities of debt and other financial obligations, exceed current assets in $40,814. For the year ended December 31, 2017, CEMEX generated net cash flows provided by operating activities from continuing operations for $30,966, after payments of interest and income taxes. The Company’s management considers that CEMEX will generate sufficient cash flows from operations. In addition, CEMEX has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility and an undrawn tranche for a combined amount of $29,711 (US$1,512), as well as CEMEX’s proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX to meet any liquidity risk in the short term.

As of December 31, 2017 and 2016, the potential requirement for additional margin calls under our different commitments is not significant.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

17)	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2017 and 2016, consolidated other current liabilities were as follows:

	2017	2016
Provisions [1]	$12,667	11,716
Interest payable	2,496	3,425
Advances from customers	3,886	3,413
Other accounts payable and accrued expenses [2]	5,238	3,976

	$24,287	22,530

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2

In 2017, includes an account payable in Colombian pesos equivalent to $491 (US$25) to be settled on January 5, 2018 related to a penalty imposed by the Commerce and Industry Superintendence in Colombia in connection with a market investigation (note 24.2).

As of December 31, 2017 and 2016, consolidated other non-current liabilities were as follows:

	2017	2016
Asset retirement obligations [1]	$7,906	8,237
Accruals for legal assessments and other responsibilities [2]	1,599	1,514
Non-current liabilities for valuation of derivative instruments	402	818
Environmental liabilities [3]	991	1,172
Other non-current liabilities and provisions [4]	4,751	5,305

	$15,649	17,046

1

Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

2	Provisions for legal claims and other responsibilities include items related to tax contingencies.
3

Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

4

As of December 31, 2017 and 2016, includes $1,498 and $2,300, respectively, of the non-current portion of taxes payable recognized in connection with the termination of the tax consolidation regime in Mexico as described in note 19.4. As of December 31, 2017 and 2016, $958 and $936, respectively, were included within current taxes payable.

Changes in consolidated other current and non-current liabilities for the years ended December 31, 2017 and 2016, were as follows:

	2017
	Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2016
Balance at beginning of period	$8,237	1,172	1,514	823	17,016	28,762	25,611
Business combinations	—	—	—	—	345	345	—
Additions or increase in estimates	573	21	701	214	39,545	41,054	67,684
Releases or decrease in estimates	(527)	(54)	(289)	(306)	(40,524)	(41,700)	(61,362)
Reclassifications	—	(182)	530	—	(1,462)	(1,114)	(741)
Accretion expense	(191)	—	—	—	(830)	(1,021)	(1,042)
Foreign currency translation	(186)	34	(857)	(310)	3,309	1,990	(1,388)

Balance at end of period	$7,906	991	1,599	421	17,399	28,316	28,762

Out of which:
Current provisions	$—	—	—	19	12,648	12,667	11,716

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

18)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2017, 2016 and 2015 were $922, $865 and $706, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee’s individual accounts, not retaining any remaining liability as of the financial statements´ date.

Defined benefit pension plans

Most CEMEX’s defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post retirement benefits are recognized in the results and/or in “Other comprehensive income” for the period in which they are generated, as correspond. For the years ended December 31, 2017, 2016 and 2015, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions			Other benefits			Total
Net period cost (income):	2017	2016	2015	2017	2016	2015	2017	2016	2015
Recorded in operating costs and expenses
Service cost	$221	151	128	33	25	30	254	176	158
Past service cost	(55)	8	12	—	—	(20)	(55)	8	(8)
Loss for settlements and curtailments	—	—	—	—	—	(13)	—	—	(13)

	166	159	140	33	25	(3)	199	184	137

Recorded in other financial expenses
Net interest cost	693	711	596	74	57	56	767	768	652

Recorded in other comprehensive income
Actuarial (gains) losses for the period	20	3,985	872	(23)	34	(124)	(3)	4,019	748

	$879	4,855	1,608	84	116	(71)	963	4,971	1,537

The reconciliations of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the statement of financial position as of December 31, 2017 and 2016 are presented as follows:

	Pensions		Other benefits		Total
	2017	2016	2017	2016	2017	2016
Change in benefits obligation:
Projected benefit obligation at beginning of the period	$51,055	42,740	1,164	1,100	52,219	43,840
Service cost	221	151	33	25	254	176
Interest cost	1,625	1,685	76	59	1,701	1,744
Actuarial (gains) losses	727	6,263	(24)	35	703	6,298
Additions through business combinations	2,801	—	271	—	3,072	—
Settlements and curtailments	—	—	—	(19)	—	(19)
Plan amendments	15	8	—	—	15	8
Benefits paid	(2,920)	(2,379)	(81)	(74)	(3,001)	(2,453)
Foreign currency translation	1,386	2,587	(3)	38	1,383	2,625

Projected benefit obligation at end of the period	54,910	51,055	1,436	1,164	56,346	52,219

Change in plan assets:
Fair value of plan assets at beginning of the period	28,828	25,547	26	24	28,854	25,571
Return on plan assets	932	974	2	2	934	976
Actuarial (gains) losses for the period	707	2,278	(1)	1	706	2,279
Employer contributions	1,494	1,289	81	93	1,575	1,382
Additions through business combinations	2,841	—	—	—	2,841	—
Reduction for disposal of assets	(4)	—	—	—	(4)	—
Settlements and curtailments	—	—	—	(19)	—	(19)
Benefits paid	(2,920)	(2,379)	(81)	(74)	(3,001)	(2,453)
Foreign currency translation	787	1,119	1	(1)	788	1,118

Fair value of plan assets at end of the period	32,665	28,828	28	26	32,693	28,854

Amounts recognized in the statements of financial position:
Net projected liability recognized in the statement of financial position	$22,245	22,227	1,408	1,138	23,653	23,365

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Pensions and post-employment employee benefits - continued

For the years 2017, 2016 and 2015, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2017	2016	2015
Actuarial (gains) losses due to experience	$121	(511)	(105)
Actuarial (gains) losses due to demographic assumptions	(46)	(231)	(153)
Actuarial (gains) losses due financial assumptions	(78)	4,761	1,006

	$(3)	4,019	748

In 2017, net actuarial gains due to financial assumptions were mainly driven by an increase in the discount rates applicable to the benefits’ obligations in Germany and Mexico and by actual returns higher than estimated in the United States, partially offset by a decrease in the discount rate in the United Kingdom. Net actuarial losses due to financial assumptions during 2016 were mainly generated by a significant reduction compared to 2015 in the discount rates applicable to the benefit obligations in the United Kingdom, Germany and other European countries, considering macroeconomic and political uncertainty, partially offset by an increase in the discount rate in Mexico. These actuarial losses originated by the reduction in the discount rates in 2016 were also partially offset by actual returns higher than estimated in some of the plan assets related to CEMEX’s defined benefit plans. During 2015, discounts rates increased slightly or remained flat as compared to 2014, but the resulting actuarial gains were offset and reversed by actuarial losses generated by actual returns lower than estimated in certain of CEMEX’s plan assets.

As of December 31, 2017 and 2016, plan assets were measured at their estimated fair value and, based on the hierarchy of fair values, are detailed as follows:

	2017				2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$579	—	111	690	$1,075	1,024	—	2,099
Investments in corporate bonds	144	6,067	1	6,212	1,050	2,617	—	3,667
Investments in government bonds	1,701	9,407	—	11,108	209	10,081	—	10,290

Total fixed-income securities	2,424	15,474	112	18,010	2,334	13,722	—	16,056

Investment in marketable securities	6,212	1,735	—	7,947	2,001	5,956	—	7,957
Other investments and private funds	991	3,279	2,466	6,736	770	3,478	593	4,841

Total variable-income securities	7,203	5,014	2,466	14,683	2,771	9,434	593	12,798

Total plan assets	$9,627	20,488	2,578	32,693	$5,105	23,156	593	28,854

As of December 31, 2017, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

2017
2018	$3,071
2019	2,952
2020	3,085
2021	3,080
2022	3,121
2023 - 2027	15,868

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2017				2016
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	9.3%	3.9%	2.4%	1.3% – 6.3%	9.0%	4.2%	2.6%	1.1% – 7.0%
Rate of return on plan assets	9.3%	3.9%	2.4%	1.3% – 6.3%	9.0%	4.2%	2.6%	1.1% – 7.0%
Rate of salary increases	4.0%	—	3.2%	1.5% – 6.0%	4.0%	—	3.3%	1.5% – 6.0%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Pensions and post-employment employee benefits - continued

As of December 31, 2017 and 2016, the aggregate projected benefit obligation (“PBO”) for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2017			2016
	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	$3,213	840	2,373	$3,247	824	2,423
United States	6,378	4,031	2,347	7,110	4,192	2,918
United Kingdom	35,602	23,145	12,457	33,925	22,154	11,771
Germany	4,362	213	4,149	4,429	227	4,202
Other countries	6,791	4,464	2,327	3,508	1,457	2,051

	$56,346	32,693	23,653	$52,219	28,854	23,365

Applicable regulation in the United Kingdom requires entities to maintain plan assets at a level similar to that of the obligations. In November 2012, in order to better manage CEMEX’s obligations under its defined benefit pension schemes and future cash funding requirements thereof, CEMEX implemented an asset backed pension funding arrangement in its operations in the United Kingdom by means of which CEMEX transferred certain operating assets to a non-transferable limited partnership, owned, controlled and consolidated by CEMEX UK with a total value of US$553 and entered into lease agreements for the use of such assets with the limited partnership, in which the pension schemes hold a limited interest. On an ongoing basis CEMEX UK will make annual rental payments of US$20, increasing at annual rate of 5%, which will generate profits in the limited partnership that are then distributed to the pension schemes. As previously mentioned, the purpose of the structure, in addition to provide the pension schemes with secured assets producing an annual return over a period of 25 years, improves the security for the trustees of the pension schemes, and reduces the level of cash funding that CEMEX UK will have to make in future periods. In 2037, on expiry of the lease arrangements, the limited partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Any future profit distribution from the limited partnership to the pension fund will be considered as an employer contribution to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2017 and 2016, the projected benefits obligation related to these benefits was $1,080 and $837, respectively. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2017 and 2016 for Mexico were 7.0% and 7.0%, respectively, for Puerto Rico 6.9% and 4.3%, respectively, and for the United Kingdom were 6.7% and 6.8%, respectively. In connection with TCL’s consolidation (note 4.1), CEMEX integrated TCL’s health care benefits to its operations. For 2017, the medical inflation rate used to determine the projected benefits obligation was 5.0%.

Significant events related to employees’ pension benefits and other post-employment benefits during the reported periods

During 2017, CEMEX in Spain removed certain increases in pensions benefits which resulted in an adjustment to past service cost generating gains of $99 (US$5) in 2017, recognized in the income statement for the year. In addition, due to the acquisition of TCL’s (note 4.1), CEMEX integrated its pensions plans, which were fully funded, as well as TCL’s health care benefits which represented an increase in the net projected liability of $271 (US$14).

During 2015, CEMEX in the United States terminated the retiree medical coverage for certain participants not yet retired. In addition, during 2014, CEMEX in the United States terminated the retiree medical and life insurance coverage for most new retirees, and changed the existing retirees program effective January 1, 2015, where participants will cease their current plans and instead receive a Health Reimbursement Account (HRA) contribution, if they become eligible. These curtailment events resulted in an adjustment to past service cost which generated gains of $13 (US$1) in 2015, recognized immediately through the benefit cost of the respective period.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2017, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2017 are shown below:

	Pensions		Other benefits		Total
Assumptions:	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$(4,028)	4,426	(72)	83	(4,100)	4,509
Salary Increase Rate Sensitivity	154	(138)	34	(29)	189	(166)
Pension Increase Rate Sensitivity	2,341	(2,209)	—	—	2,341	(2,209)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

19)	INCOME TAXES

19.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax revenue (expense) in the statements of operations for 2017, 2016 and 2015 are summarized as follows:

	2017	2016	2015
Current income taxes	$(3,458)	(3,456)	6,121
Deferred income taxes	2,938	331	(8,489)

	$(520)	(3,125)	(2,368)

19.2)	DEFERRED INCOME TAXES

As of December 31, 2017 and 2016, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

	2017	2016
Deferred tax assets:
Tax loss carryforwards and other tax credits	$15,900	17,514
Accounts payable and accrued expenses	7,083	9,262
Intangible assets and deferred charges, net	4,175	6,358
Others	—	411

Total deferred tax assets, net	27,158	33,545

Deferred tax liabilities:
Property, machinery and equipment	(27,268)	(35,095)
Investments and other assets	(874)	(2,012)

Total deferred tax liabilities, net	(28,142)	(37,107)

Net deferred tax liabilities	$(984)	(3,562)

Out of which:
Net deferred tax (liability) asset in Mexican entities	$(3,644)	(2,509)
Net deferred tax (liability) asset in Foreign entities	$2,660	(1,053)

The breakdown of changes in consolidated deferred income taxes during 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Deferred income tax (charged) credited to the income statement [1]	$2,938	331	(8,489)
Deferred income tax (charged) credited to stockholders’ equity	200	514	1,089
Reclassification to other captions in the statement of financial position and in the income statement [2]	(560)	531	(5,467)

Change in deferred income tax during the period	$2,578	1,376	(12,867)

1	In 2017, includes a net income tax revenue related to the recognition of deferred income tax assets in CEMEX’s operations in the United States (note 19.4).
2	In 2017, 2016 and 2015, includes the effects of discontinued operations (note 4.2) and in 2015 the effects of the termination of tax consolidation regime in Mexico.

Current and/or deferred income tax relative to items of other comprehensive income during 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Tax effects relative to foreign exchange fluctuations from debt (note 20.2)	$—	(410)	(272)
Tax effects relative to foreign exchange fluctuations from intercompany balances (note 20.2)	32	(12)	(181)
Tax effects relative to actuarial (gains) and losses (note 20.2)	(1)	788	183
Foreign currency translation and other effects	201	(274)	906

	$232	92	636

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Deferred income taxes - continued

For the recognition of deferred tax assets, CEMEX analyzes the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration or any other tax asset, CEMEX would not recognize such asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies and future reversals of existing temporary differences. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset may be affected and necessary adjustments will be made based on relevant information, any adjustments recorded will affect CEMEX’s statements of operations in such period.

As of December 31, 2017, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2018	$1,099	415	684
2019	5,989	5,149	840
2020	8,929	8,115	814
2021	4,407	2,908	1,499
2022 and thereafter	288,466	230,425	58,041

	$308,890	247,012	61,878

As of December 31, 2017, in connection with CEMEX’s deferred tax loss carryforwards presented in the table above, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate $61,878 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX’s management to allocate resources and evaluate performance in the countries in which CEMEX operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

19.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2017, 2016 and 2015, the effective consolidated income tax rates were as follows:

	2017	2016	2015
Income before income tax	$13,659	17,563	3,464
Income tax expense	(520)	(3,125)	(2,368)

Effective consolidated income tax rate [1]	(3.8)%	(17.8)%	(68.4)%

1	The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Effective tax rate - continued

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2017, 2016 and 2015 were as follows:

	2017		2016		2015
	%	$	%	$	%	$
Mexican statutory tax rate	(30.0)	(4,098)	(30.0)	(5,269)	(30.0)	(1,039)
Non-taxable dividend income	0.1	14	0.2	32	37.0	1,280
Difference between accounting and tax expenses, net	(20.9)	(2,855)	82.6	14,507	(84.3)	(2,919)
Termination of the income tax consolidation regime in Mexico	—	—	—	—	32.8	1,136
Unrecognized effects during the year related to applicable tax consolidation regimes	0.9	123	(3.6)	(632)	8.5	293
Non-taxable sale of marketable securities and fixed assets	15.0	2,049	3.7	650	36.5	1,263
Difference between book and tax inflation	(31.2)	(4,261)	(11.0)	(1,932)	(26.6)	(922)
Differences in the income tax rates in the countries where CEMEX operates [1]	21.9	2,991	11.0	1,932	48.9	1,693
Changes in deferred tax assets [2]	39.8	5,433	(70.1)	(12,320)	(100.3)	(3,473)
Changes in provisions for uncertain tax positions	(0.4)	(55)	0.7	123	7.9	272
Others	1.0	139	(1.3)	(216)	1.2	48

Effective consolidated tax rate	(3.8)	(520)	(17.8)	(3,125)	(68.4)	(2,368)

1

Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2017, includes the effect related to the change in statutory tax rate in the United States (note 19.4).

2	Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX’s tax loss carryforwards.

The following table compares variations between the line item “Changes in deferred tax assets” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2017 and 2016:

	2017		2016
	Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$—	6,092	—	(9,108)
Derecognition related to tax loss carryforwards recognized in prior years	(5,221)	(5,221)	(4,843)	(4,843)
Recognition related to unrecognized tax loss carryforwards	9,694	9,694	1,631	1,631
Foreign currency translation and other effects	(6,087)	(5,132)	4,068	—

Changes in deferred tax assets	$(1,614)	5,433	856	(12,320)

19.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

As of December 31, 2017 and 2016, as part of short-term and long-term provisions and other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2017, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements.

A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015, excluding interest and penalties, is as follows:

	2017	2016	2015
Balance of tax positions at beginning of the period	$1,132	1,190	1,396
Additions for tax positions of prior periods	663	200	134
Additions for tax positions of current period	16	90	71
Reductions for tax positions related to prior periods and other items	(32)	(131)	(95)
Settlements and reclassifications	(119)	(163)	(204)
Expiration of the statute of limitations	(138)	(126)	(231)
Foreign currency translation effects	49	72	119

Balance of tax positions at end of the period	$1,571	1,132	1,190

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Uncertain tax positions and significant tax proceedings - continued

During 2017, considering recoverability analyses and cash flow projections, CEMEX recognized deferred income tax assets related to its operations in the United States for US$700 considering the then applicable income tax rate of 35%. However, regarding the Tax Cuts and Jobs Act (the “Act”) enacted on December 22, 2017, the U.S. statutory federal tax rate was reduced from 35% to 21%. For this reason, CEMEX reduced its net deferred tax assets by US$124. The reduction in the U.S. statutory federal tax rate is expected to positively impact CEMEX’s future after-tax earnings in the United States. Nonetheless, the ultimate impact is subject to the effect of other complex provisions in the Act, including the Base Erosion and Anti-Abuse Tax (“BEAT”), which CEMEX is currently reviewing, and it is possible that any impact of BEAT could reduce the benefit of the change in such statutory federal tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether BEAT will apply and if so, how it would impact CEMEX, but as additional guidance from the U.S. tax authorities is received, CEMEX will recognize the effects of such clarifications into its financial statements.

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to the uncertain tax positions, as finalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

As of December 31, 2017, the Company’s most significant tax proceedings are as follows:

•

As part of an audit process, the tax authorities in Spain have challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2014, the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of US$547 ($10,755). CEMEX España filed appeals against such resolution. On September 20, 2017, CEMEX España was notified about an adverse resolution to such appeals. CEMEX España challenged this decision and applied for the suspension of the payment before the National Court (Audiencia Nacional) until the recourses are finally resolved. As of December 31, 2017, CEMEX does not consider probable an adverse resolution in this proceeding and no accruals have been created in connection with this proceeding. Nonetheless, is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, it could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

•

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime amounted to $24,804. In October 2015, a new tax reform approved by the Mexican Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, as a result of payments made during 2014 and 2015, the liability was further reduced to $16,244, which after the application of the tax credit and tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of $11,136, as of December 31, 2015, the Parent Company’s liability was reduced to $3,971. As of December 31, 2017 and 2016, considering payments made during these years net of inflation adjustments, CEMEX reduced the balance payable to $2,456 and $3,236, respectively.

•

In April 2011, the Colombian Tax Authority (“Dirección de Impuestos”) notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they are not linked to direct revenues recorded in the same fiscal year, and assessed an increase in taxes to be paid by CEMEX Colombia in an amount in Colombian pesos equivalent to US$30 ($593) and imposed a penalty in an amount in Colombian pesos equivalent to US$48 ($948), both as of December 31, 2017. After several appeals of CEMEX Colombia to the Colombian Tax Authority’s special proceeding in the applicable courts in which CEMEX Colombia obtained negative resolutions in each case over the years, in July 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). As of December 31, 2017, at this stage of the proceeding, CEMEX does not consider probable an adverse resolution in this proceeding, nonetheless, is difficult to assess with certainty the likelihood of an adverse result; but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position.

20)	STOCKHOLDERS’ EQUITY

As of December 31,2017 and 2016, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $301 (20,541,277 CPOs) and $327 (19,751,229 CPOs), respectively, which were eliminated within “Other equity reserves.”

20.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2017 and 2016, the breakdown of common stock and additional paid-in capital was as follows:

	2017	2016
Common stock	$4,171	4,162
Additional paid-in capital	140,483	123,174

	$144,654	127,336

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Common stock and additional paid-in capital - continued

As of December 31, 2017 and 2016 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2017		2016
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	30,214,469,912	15,107,234,956	28,121,583,148	14,060,791,574
Unissued shares authorized for executives’ stock compensation programs	531,739,616	265,869,808	638,468,154	319,234,077
Shares that guarantee the issuance of convertible securities [3]	4,529,605,020	2,264,802,510	5,218,899,920	2,609,449,960

	35,275,814,548	17,637,907,274	33,978,951,222	16,989,475,611

1	As of December 31, 2017 and 2016, 13,068,000,000 shares correspond to the fixed portion, and 39,845,721,822 shares in 2017 and 37,900,426,833 shares in 2016, correspond to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock; meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
3	Shares that guarantee the conversion of both the outstanding voluntary and mandatorily convertible securities and new securities issues (note 16.2).

On March 30, 2017, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), which shares were issued, representing an increase in common stock of $5, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $9,459; (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16.2).

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (539 million CPOs), which shares were issued, representing an increase in common stock of $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $6,966; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16.2).

On March 26, 2015, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,500 million shares (500 million CPOs), which shares were issued, representing an increase in common stock of $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $7,613; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities (note 16.2).

In connection with the long-term executive share-based compensation program (note 21) in 2017, 2016 and 2015, CEMEX issued approximately 53.2 million CPOs, 53.9 million CPOs and 49.2 million CPOs, respectively, generating an additional paid-in capital of $817 in 2017, $742 in 2016 and $655 in 2015 associated with the fair value of the compensation received by executives.

20.2)	OTHER EQUITY RESERVES

As of December 31, 2017 and 2016 other equity reserves are summarized as follows:

	2017	2016
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19.2 and 20.4)	$21,288	31,293
Cumulative actuarial losses	(10,931)	(10,934)
Effects associated with CEMEX´s convertible securities [1]	3,427	4,761
Treasury shares held by subsidiaries	(301)	(327)

	$13,483	24,793

1

Represents the equity component upon the issuance of CEMEX’s convertible securities described in note 16.2, as well as the effects associated with such securities in connection with the change in the Parent Company’s functional currency (note 2.4). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 16.1).

For the years ended December 31, 2017, 2016 and 2015, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

	2017	2016	2015
Foreign currency translation result [1]	$(3,116)	20,648	12,869
Foreign exchange fluctuations from debt [2]	(4,160)	1,367	908
Foreign exchange fluctuations from intercompany balances [3]	(2,243)	(10,385)	(5,801)

	$(9,519)	11,630	7,976

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other equity reserves - continued

1

These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 16.4).

2

Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2.4).

3

Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

20.3)	RETAINED EARNINGS

The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2017, the legal reserve amounted to $1,804.

20.4)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2017 and 2016, non-controlling interest in equity amounted to $23,298 and $19,876, respectively. In addition, in 2017, 2016 and 2015, non-controlling interests in consolidated net income were $1,417, $1,173 and $923, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries:

•

In February 2017, as described in note 4.1, CEMEX acquired a controlling interest in TCL, which shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2017, there is a non-controlling interest in TCL of approximately 30.2% of its common shares (see note 4.4 for certain relevant condensed financial information).

•

In July 2016, CHP, an indirect wholly-owned subsidiary of CEMEX España, S.A., closed its initial offering of 2,337,927,954 new common shares, or 45% of CHP’s common shares, at a price of 10.75 Philippine Pesos per common share. The net proceeds from the offering of US$507 (considering an exchange rate of 46.932 Philippines pesos per U.S. dollar on June 30, 2016), after deducting commissions and other offering expenses, were used by CEMEX for general corporate purposes, including the repayment of existing debt. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines. As of December 31, 2017 and 2016, there is a non-controlling interest in CHP of approximately 45% of its common shares in both years (see note 4.4 for certain relevant condensed financial information).

•

In November 2012, pursuant to a public offering in Colombia and an international private placement, CLH, a direct subsidiary of CEMEX España, S.A., concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Costa Rica, Brazil, Guatemala and El Salvador. As of December 31, 2017 and 2016, there is a non-controlling interest in CLH of approximately 26.75% and 26.72%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury (see note 4.4 for certain relevant condensed financial information).

Perpetual debentures

As of December 31, 2017 and 2016, the balances of the non-controlling interest included US$440 ($7,581) and US$438 ($9,075), respectively, representing the notional amount of perpetual debentures, which exclude any perpetual debentures held by subsidiaries.

Interest expense on the perpetual debentures, was included within “Other equity reserves” and amounted to $482 in 2017, $507 in 2016 and $432 in 2015, excluding in all the periods the amount of interest accrued by perpetual debentures held by subsidiaries.

CEMEX’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

As of December 31, 2017 and 2016, the detail of CEMEX’s perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

		2017		2016		Repurchase option	Interest rate
Issuer	Issuance date	Nominal amount		Nominal amount
C10-EUR Capital (SPV) Ltd	May 2007		€64		€64	Tenth anniversary	EURIBOR+4.79%
C8 Capital (SPV) Ltd	February 2007	US$	135	US$	135	Eighth anniversary	LIBOR+4.40%
C5 Capital (SPV) Ltd [1]	December 2006	US$	61	US$	61	Fifth anniversary	LIBOR+4.277%
C10 Capital (SPV) Ltd	December 2006	US$	175	US$	175	Tenth anniversary	LIBOR+4.71%

1	Under the 2017 Credit Agreement, and previously under the 2014 Credit Agreement, CEMEX is not permitted to call these debentures.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

21)	EXECUTIVE SHARE-BASED COMPENSATION

CEMEX has long-term restricted share-based compensation programs providing for the grant of the Parent Company’s CPOs to a group of eligible executives, pursuant to which, new CPOs are issued under each annual program over a service period of four years (the “ordinary program”). The Parent Company’s CPOs of the annual grant (25% of each annual ordinary program) are placed at the beginning of the service period in the executives’ accounts to comply with a one year restriction on sale. Under the ordinary programs, the Parent Company issued new shares for approximately 53.2 million CPOs in 2017, 53.9 million CPOs in 2016 and 49.2 million CPOs in 2015 that were subscribed and pending for payment in the Parent Company’s treasury. As of December 31, 2017, there are approximately 79 million CPOs associated with these annual programs that are potentially expected to be issued in the following years as the executives render services.

Moreover, beginning in 2017, with the approval of the Parent Company’s Board of Directors, for a group of key executives, the conditions of the program were modified for new awards by reducing the service period from four to three years and implementing three-annual internal and external performance metrics, which depending in their weighted achievement, may result in a final payment in the Parent Company’s CPOs at the end of the third year between 0% and 200% of the target for each annual program (the “key executives program”). During 2017, no CPOs of the Parent Company were issued under the key executives program.

Beginning January 1, 2013, those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CLH, sharing significantly the same conditions of CEMEX’s plan also over a service period of four years. During 2017, 2016 and 2015, CLH physically delivered 172,981 shares, 271,461 shares and 242,618 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2017, there are 798,552 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services.

The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2017, 2016 and 2015, was recognized in the operating results against other equity reserves and amounted to $817, $742 and $655, respectively. The weighted average price per CPO granted during the period was approximately 14.28 pesos in 2017, 13.79 pesos in 2016 and 13.34 pesos in 2015. Moreover, the weighted average price per CLH share granted during the period was 13,077 Colombian pesos in 2017, 13,423 Colombian pesos in 2016 and 14,291 Colombian pesos in 2015. As of December 31, 2017 and 2016, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO or CLH’s shares.

22)	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only by the passage of time should be included in the determination of the basic weighted average number of shares outstanding. Diluted earnings per share should reflect in both, the numerator and denominator, the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would led to a reduction in basic earnings per share or an increase in basic loss per share, otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings per share in 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Denominator (thousands of shares)
Weighted average number of shares outstanding [1]	43,107,457	42,211,409	41,491,672
Capitalization of retained earnings [2]	1,687,295	1,687,295	1,687,295
Effect of dilutive instruments – mandatorily convertible securities (note 16.2) [3]	708,153	708,153	708,153

Weighted average number of shares – basic	45,502,905	44,606,857	43,887,120
Effect of dilutive instruments – share-based compensation (note 21) [3]	237,102	226,972	171,747
Effect of potentially dilutive instruments – optionally convertible securities (note 16.2) [3]	2,698,600	3,834,458	5,065,605

Weighted average number of shares – diluted	48,438,607	48,668,287	49,124,472

Numerator
Net income from continuing operations	$13,139	14,438	1,096
Less: non-controlling interest net income	1,417	1,173	923

Controlling interest net income from continuing operations	11,722	13,265	173
Plus: after tax interest expense on mandatorily convertible securities	91	119	144

Controlling interest net income from continuing operations – for basic earnings per share calculations	11,813	13,384	317
Plus: after tax interest expense on optionally convertible securities	903	1,079	1,288

Controlling interest net income from continuing operations – for diluted earnings per share calculations	$12,716	14,463	1,605

Net income from discontinued operations	$3,499	768	1,028

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Earnings per share - continued

	2017	2016	2015
Basic earnings per share
Controlling interest basic earnings per share	$0.34	0.32	0.03
Controlling interest basic earnings per share from continuing operations	0.26	0.30	0.01
Controlling interest basic earnings per share from discontinued operations	0.08	0.02	0.02
Controlling interest diluted earnings per share [4]
Controlling interest diluted earnings per share	$0.34	0.32	0.03
Controlling interest diluted earnings per share from continuing operations	0.26	0.30	0.01
Controlling interest diluted earnings per share from discontinued operations	0.08	0.02	0.02

1

The weighted average number of shares outstanding in 2016 and 2015 reflects the shares issued as a result of the capitalization of retained earnings declared on March 2016 and March 2015, as applicable (note 20.1).

2	According to resolution of the Parent Company’s stockholders’ meeting on March 30, 2017.
3

The number of CPOs to be issued under the executive share-based compensation programs, as well as the total amount of CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives’ stock option programs is determined under the inverse treasury method.

4

For 2017, 2016 and 2015, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

23)	COMMITMENTS

23.1)	GUARANTEES

As of December 31, 2017 and 2016, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$1,506 ($29,601) and US$2,887 ($59,819), respectively.

23.2)	PLEDGED ASSETS

CEMEX transferred to a guarantee trust the shares of its main subsidiaries, including, among others, CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the 2017 Credit Agreement (formerly under the 2014 Credit Agreement and the Facilities Agreement) and other debt instruments entered into prior to the date of these agreements (note 16.1).

As of December 31, 2017 and 2016, there are no liabilities secured by property, machinery and equipment.

23.3)	OTHER COMMITMENTS

As of December 31, 2017 and 2016, CEMEX was party of other commitments for several purposes, including the purchase of fuel and energy, which estimated future cash flows over their maturity are presented in note 23.5. A description of the most significant contracts is as follows:

•

In connection with the beginning of full commercial operations of the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly “Ventikas”) located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts (“MW”), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years, which began in April 2016. As of December 31, 2017, the estimated annual cost of this agreement is US$27 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MW effectively received at the agreed prices per unit.

•

On July 30, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation (“IBM”) pursuant to which IBM provides, among others, data processing services (back office) in finance, accounting and human resources; as well as Information Technology (“IT”) infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

•

Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. As of December 31, 2017, the estimated annual cost of this agreement is US$71 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

•

CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. As of December 31, 2017, the estimated annual cost of this agreement is US$110 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWg effectively received at the agreed prices per unit.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other commitments - continued

•

In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the aforementioned volume of fuel from sources in the international markets and Mexico.

•

CEMEX Ostzement GmbH (“COZ”), CEMEX’s subsidiary in Germany, held a long-term energy supply contract until 2023 with STEAG - Industriekraftwerk Rüdersdorf GmbH (“SIKW”) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year COZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from VEN SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is approximately US$12 (unaudited) assuming that CEMEX receives all its energy allocation.

23.4)	COMMITMENTS FROM EMPLOYEE BENEFITS

In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2017, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 400 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, this scenario is remote. The amount expensed through self-insured health care benefits was US$64 ($1,258) in 2017, US$69 ($1,430) in 2016 and US$69 ($1,189) in 2015.

23.5)	CONTRACTUAL OBLIGATIONS

As of December 31, 2017 and 2016, CEMEX had the following contractual obligations:

(U.S. dollars millions)	2017						2016
	Less than 1 year		1-3 years	3-5 years	More than 5 years	Total	Total
Obligations
Long-term debt	US$	798	519	2,411	6,164	9,892	11,379
Finance lease obligations [1]		36	87	52	—	175	107
Convertible notes [2]		379	527	—	—	906	1,205

Total debt and other financial obligations [3]		1,213	1,133	2,463	6,164	10,973	12,691
Operating leases [4]		109	181	136	68	494	515
Interest payments on debt [5]		448	968	809	848	3,073	3,996
Pension plans and other benefits [6]		156	307	316	808	1,587	1,414
Purchases of raw materials, fuel and energy [7]		649	810	866	2,001	4,326	4,440

Total contractual obligations	US$	2,575	3,399	4,590	9,889	20,453	23,056

		$50,599	66,790	90,193	194,319	401,901	477,720

1

Represent nominal cash flows. As of December 31, 2017, the NPV of future payments under such leases was US$158 ($3,105), of which, US$79 ($1,552) refers to payments from 1 to 3 years and US$48 ($943) refer to payments from 3 to 5 years.

2	Refers to the components of liability of the convertible notes described in note 16.2 and assumes repayment at maturity and no conversion of the notes.
3

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

4

The amounts represent nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$115 ($2,252) in 2017, US$121 ($2,507) in 2016 and US$114 ($1,967) in 2015.

5	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2017 and 2016.
6	Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.
7

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

24)	LEGAL PROCEEDINGS

24.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings, the resolutions of which are deemed probable and imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions or losses have been recognized in the financial statements, representing the best estimate of the amounts payable or the amount of impaired assets. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of December 31, 2017, the details of the most significant events giving effect to provisions or losses are as follows:

•

Regarding the Maceo project in Colombia (note 14), in August 2012, CEMEX Colombia signed a memorandum of understanding (“MOU”) with the representative of CI Calizas y Minerales S.A. (“CI Calizas”), which objective was the acquisition and transfer of assets comprising land, the mining concession and the environmental permit, the common shares of the entity Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession), as well as the rights to build the new cement plant. After signing the MOU, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by Colombia’s Attorney General (the “Attorney General”). Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU. CEMEX Colombia acquired the shares of Zomam before the beginning of such process; nonetheless, the Attorney General decided to also include them in the action of expiration of property. To protect its interests and defend its rights as a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General.

In July 2013, CEMEX Colombia signed with the provisional depository of the assets, designed by the Drugs National Department (Dirección Nacional de Estupefacientes, then depository of the affected assets), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years, which can be early terminated by the SAE, by means of which CEMEX Colombia was duly authorized to continue with the necessary works for the construction and operation of the plant (the “Lease Contract”). Likewise, the provisional depository granted a mandate to CEMEX Colombia for the same purpose. CEMEX considers that during the course of the different legal processes, the Lease Contract enables it to use and enjoy the land in order to operate the plant. Therefore, CEMEX Colombia plans to negotiate an extension to the Lease Contract before its maturity in July 2018, as well as an agreement that would allow CEMEX Colombia to operate the plant while the expiration of property process is exhausted.

In May 2016, the Attorney General resolved to deny the inadmissibility request to the action for expiration of property previously filed by CEMEX Colombia, considering that it should broaden the collection of evidential elements and its analysis in order to take a resolution according to law. As of December 31, 2017, given the nature of the process and the several procedural stages, it is estimated that it may take between five and ten years for the issuance of a final resolution in respect to the aforementioned process, which is in its investigation stage awaiting for the defendants’ legal counsel (guardians ad litem) designated by the Attorney General to assume functions in order to open the evidentiary stage.

Moreover, in connection with Maceo’s project, CEMEX Colombia also engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of land adjacent to the plant, signing a new memorandum of understanding with this representative (the “Land MOU”). During 2016, CEMEX received reports through its anonymous reporting line, related to possible deficiencies in the purchase process of land were the cement plant is located. At this respect, CEMEX initiated an investigation and internal audit in accordance with its corporate governance policies and its code of ethics, confirming the irregularities in such process described below. As a result, on September 23, 2016, CLH and CEMEX Colombia decided to terminate the employment relationship with the Vice President of Planning of CLH and CEMEX Colombia, with the Legal Counsel of CLH and CEMEX Colombia; and accepted the resignation of the Chief Executive Officer of CLH and President of CEMEX Colombia to facilitate investigations. In order to strengthen the levels of leadership, management and best practices of corporate governance, in October 2016, the Board of Directors of CLH decided to separate the roles of Chairman of the Board of Directors, Chief Executive Officer of CLH and President of CEMEX Colombia, and immediately made the respective appointments. Moreover, pursuant to a requirement of CEMEX, S.A.B. de C.V.’s Audit Committee and of CLH’s Audit Commission, an audit firm, experts in forensic audits, was engaged in order to perform an independent investigation of the Maceo project. Additionally, CEMEX Colombia and CLH engaged an external firm to assist CLH and CEMEX Colombia on the necessary collaboration with the Attorney General and management also engaged a team of external lawyers for its own legal advice.

The internal audit initiated in 2016 found that CEMEX Colombia made cash advances and paid interest to this representative for amounts in Colombian pesos equivalent to US$13.4 and US$1.2, respectively, in both cases considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016. These payments were deposited in the representative’s personal bank account as advance payments under the MOU and the Land MOU. CEMEX Colombia paid interest according to the representative’s instructions. Pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, as of the reporting date, CEMEX Colombia is not the legitimate owner of the aforementioned assets. Considering that payments made by CEMEX Colombia under the MOU and the Land MOU were made in violation of CEMEX’s and CLH’s internal policies; both CLH and CEMEX Colombia reported these facts to the Attorney General, providing the findings obtained during the investigations and internal audits, and also filed a claim in the civil courts aiming that all property rights related to the additional land, some of which were assigned to the representative, would be effectively transferred to CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Provisions resulting from legal proceedings - continued

Based on the investigation and internal audit related to Maceo’s project mentioned above, and considering the findings and the legal opinions available, in December 2016, CEMEX determined: a) low probability of recovering resources delivered under the different memorandums of understanding for an amount in Colombian pesos equivalent to US$14.3 ($295) recognized as part of investments in progress, were reduced to zero recognizing an impairment loss for such amount against “Other expenses, net;” b) certain purchases of equipment installed in the plant were considered exempt for VAT purposes under the benefits of the free trade zone, however, as those assets were actually installed outside of the free trade zone’s area, they lack of such benefits, therefore, CEMEX increased investments in progress against VAT accounts payable for US$9.2 ($191); and c) the cancellation of the balance payable to CI Calizas under the MOU in connection with the acquisition of the assets for US$9.1 ($188) against a reduction in investments in progress. All these amounts considering the Colombian peso to U.S. dollar exchange rate as of December 31, 2016. During 2017, no additional significant adjustments or losses have been determined in relation to this project. CEMEX Colombia determined an initial total budget for the Maceo plant of US$340. As of December 31, 2017, the carrying amount of the project, net of adjustments, is for an amount in Colombian pesos equivalent to $6,543 (US$333), considering the exchange rates as of December 31, 2017.

In relation to the aforementioned irregularities detected, there is an ongoing criminal investigation by the Attorney General. As of December 31, 2017, the investigation by the Attorney General is finalizing its initial stage (inquiry) and a hearing to present charges was set for January 15, 2018, which would initiate the second stage of the proceeding (investigation). CEMEX is neither able to predict the actions that the General Attorney could implement, nor the possibility and degree in which any of these possible actions, including the termination of employment of the aforementioned executives, could have a material adverse effect on CEMEX’s results of operation, liquidity or financial position. Under the presumption that CEMEX Colombia conducted itself in good faith, and considering that the rest of its investments made in the development of Maceo’s project were made with the consent of the SAE and CI Calizas, such investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Consequently, CEMEX considers that will be able to retain ownership of the plant and other refurbishments made. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard the project in Maceo. At this respect, there is the possibility that CEMEX considers remote, in which, in the event that the expiration of property over the assets subject to the MOU is ordered in favor of the State, the SAE may decide not to sell the assets to CEMEX Colombia, or, the SAE may elect to maintain ownership of the assets and not extend the Lease Contract. In both cases, under Colombian law, CEMEX Colombia would be entitled to an indemnity for the amount of its incurred investments. However, an adverse resolution at this respect could have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

In October 2016, considering information that also emerged from the audits, CEMEX decided to postpone the start-up of the Maceo plant and the construction of the access road until the following issues would be resolved: (i) there are pending permits required to finalize the access road to the Maceo plant, critical infrastructure to assure safety and capacity to transport products from the plant; (ii) CEMEX Colombia has requested an expansion to the free trade zone to cover the totality of the cement plant in order to access the tax benefits originally projected for the plant, for which is critical that the request for partial adjustment to the District of Integrated Management (“DIM”) would be finalized in July 2018, in order to allow CEMEX Colombia continue with the expansion process of the free trade zone; (iii) it is necessary to modify the environmental license to expand its production to 950 thousand tons of clinker per year as initially planned; as well as to reduce the size of the zoning area in order to avoid any overlap with the DIM; (iv) a subsidiary of CEMEX Colombia holds the environmental permit for project Maceo, however, the transfer of the mining concession was revoked by the Antioquia Mining Government Ministry in December 2013 and reassigned to CI Calizas. As a result, the environmental permit and the mining concession are in custody of different entities, contrary to standard situation; and (v) the mining permit of the plant partially overlaps with the DIM. In connection with these issues, on December 13, 2016, Corantioquia, the regional environmental agency, communicated its negative resolution to CEMEX Colombia’s request to increase the mining concession for up to 950 thousand tons per year, resolution that was appealed by CEMEX Colombia, whom continues working to address these issues as soon as possible, including the zoning and reconciliation of the Maceo project with the DIM, as well as analyzing alternatives for partial extraction of the DIM aiming to evidence the feasibility of achieving the expansion of the proposed activity in the project. Once these alternatives are implemented, CEMEX Colombia would reconsider submitting a new request for modification of the environmental license to expand its production to the initially envisaged 950 thousand tons. Meanwhile, CEMEX Colombia will limit its activities to those authorized under the currently effective environmental license and mining title.

•

On December 11, 2017, in the context of a market investigation opened in 2013 against five cement companies and 14 executives of those companies, including two former executives of CEMEX Colombia for purported practices that limited free competition, and after several processes over the years, the Colombian Superintendence of Industry and Commerce (Superintendencia de Industria y Comercio or the “SIC”) imposed a final fine to CEMEX Colombia for an amount equivalent to US$25 ($491) to be paid no later than January 5, 2018, considering CEMEX Colombia’s defense strategy. As a result, as of December 31, 2017, CEMEX Colombia recognized a provision for the full amount against “Other expenses, net.” CEMEX Colombia will not appeal the resolution of the SIC and instead intends directly to file an annulment and reestablishment of right claim before the Administrative Court within the four months after the resolution. Once filed, this claim could take a considerable amount of time in being resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood for the recovery of the fine imposed by the SIC or the timeframe for the defense process.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Provisions resulting from legal proceedings - continued

•

In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) initiated an antitrust proceeding against all cement producers in the country, including CEMEX Polska Sp. Z.o.o.(“CEMEX Polska”) and another subsidiary in Poland, arguing that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions; and that the producers exchanged information, all of which limited competition in the Polish cement market. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. The fine imposed on CEMEX Polska, after an appeal before the Polish Court of Competition and Consumer Protection in Warsaw amounts to the equivalent of US$27 ($531). In 2014, CEMEX Polska filed an appeal against the fine and the case has been since in the Appeals Court in Warsaw (the “Appeals Court”). The above mentioned penalty is not enforceable until the Appeals Court issues its final judgment and if the penalty is maintained in the final resolution, then it will be payable within 14 calendar days of the announcement. As of December 31, 2017, CEMEX had accrued a provision for the full amount of the fine mentioned above representing the best estimate in connection with this resolution. CEMEX Polska estimates that the final judgment will be issued during 2018.

•

As of December 31, 2017, CEMEX had accrued environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in Sterling Pounds equivalent to US$178 ($3,493). Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which was accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

As of December 31, 2017, CEMEX had accrued environmental remediation liabilities in the United States for an amount of US$30 ($586), related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. Based on the information developed to date, CEMEX’s does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

24.2)	OTHER CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent the revocation of an operating license, in which case, CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2017, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission (“SEC”) seeking information that may allow determining whether there are violations of the U.S. Foreign Corrupt Practices Act in connection with the Maceo project. These subpoenas do not mean that the SEC has concluded that CEMEX violated the law. The payments made by CEMEX Colombia in connection with Maceo’s project under the MOU and the MOU with the Representative described above, were made to non-governmental individuals in breach of CEMEX and CLH established protocols. CEMEX has been cooperating with the SEC and the Attorney General and intends to continue cooperating fully with the SEC and the Attorney General. It is possible that the United States Department of Justice or investigatory entities in other jurisdictions may also open investigations into this matter. To the extent they do so, CEMEX intends to cooperate fully with those inquiries, as well. As of December 31, 2017, CEMEX is neither able to predict the duration, scope, or outcome of the SEC investigation or any other investigation that may arise, nor has elements to determine the probability that the SEC’s investigation results may or may not have a material adverse impact on its consolidated results of operations, liquidity or financial position.

•

In September 2016, CEMEX España Operaciones, S.L.U. (“CEMEX España Operaciones”), a subsidiary of CEMEX in Spain, in the context of a market investigation initiated in 2014 for alleged anticompetitive practices in 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market, was notified of a resolution by the National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or the “CNMC”) requiring the payment of a fine for €6 (US$7 or $138). CEMEX España Operaciones appealed the fine and requested the suspension of payment before the National Court (Audiencia Nacional), which granted the requested suspension; subject to issuance of a bank guarantee for the principal amount of the sanction. The CNMC was notified. As of December 31, 2017, CEMEX do not expect that an adverse resolution to this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other contingencies from legal proceedings - continued

•

In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay applied to the Egyptian cement industry in amounts equivalent as of December 31, 2017 of US$18 ($357) for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and obtained a favorable resolution by the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming ACC the aforementioned payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian tax authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. As of December 31, 2017, a session has been scheduled for February 5, 2018 in order to review the two referred cases. At this stage, as of December 31, 2017, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

•

In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution in order to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company (“ACC”). In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, as of December 31, 2017, in connection with the first lawsuit of 2011, was referred by the Assiut’s Administrative Judiciary Court to the Commissioners’ Division to render the corresponding opinion; whereas in respect to the second lawsuits, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting also for the High Constitutional Court to pronounce itself in regards to the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition.

•

In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhone region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for an amount in euros equivalent to US$66 ($1,297), arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, as of December 31, 2017, the case is held in the appeals court in Lyon, France, where a judgment is expected by mid 2018. As of December 31, 2017, CEMEX considers that an adverse resolution on this matter would not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

•

In June 2012, one of CEMEX’s subsidiaries in Israel and three other companies were notified about a class action suits filed by a homeowner who built his house with concrete supplied by the defendants in October 2010. The class action argues that the concrete supplied to him did not meet with the Israeli ready-mix strength standard requirements and that as a result CEMEX acted unlawfully toward all of its customers who received concrete that did not comply with such standard requirements, causing financial and non-financial damages to those customers, including the plaintiff. CEMEX presumes that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from its subsidiary in Israel during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought are equivalent to US$80 ($1,564). After several hearings to present evidence from all parties over the years and the resolution of the court to join together all claims against all four companies in order to simplify and shorten court proceedings, as of December 31, 2017, the proceedings are finalizing the evidentiary stage, and CEMEX’s subsidiary in Israel is not able to assess the likelihood of the class action application being approved or, if approved, of an adverse result, such as an award for damages in the full amount that could be sought, but if adversely resolved CEMEX considers that an adverse resolution on this matter would not have a material adverse impact on its results of operations, liquidity or financial condition.

•

In June 2010, the District of Bogota’s Environmental Secretary (the “Environmental Secretary”), ordered the suspension of CEMEX Colombia’s mining activities at El Tunjuelo quarry, located in Bogota, sealed off the mine to machinery and prohibited the removal of aggregates inventory, as well as those of other aggregates producers in the same area. The Environmental Secretary alleged that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. CEMEX Colombia responded to the injunction by requesting that it be revoked based on the fact that the mining activities at El Tunjuelo quarry are supported by the authorizations required by the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and permanently authorized by the Ministry of Environment and Sustainable Development. Although there is not an official quantification of the possible fine, the Environmental Secretary has publicly declared that the fine could be up to the equivalent of US$100 ($1,976). As of December 31, 2017, CEMEX is not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia. An adverse resolution on this case could have a material adverse impact on CEMEX’s results of operations, liquidity or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

Other contingencies from legal proceedings - continued

In connection with the legal proceedings presented in notes 24.1 and 24.2, the exchange rates as of December 31, 2017 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 3.47 Polish zloty per dollar, 0.83 Euro per dollar, 0.74 British pound sterling per dollar, 2,984.0 Colombian pesos per dollar and 3.47 Israelite shekel per dollar.

In addition to the legal proceedings described above in notes 24.1 and 24.2, as of December 31, 2017, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

25)	RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties.

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions.

For the years ended December 31, 2017, 2016 and 2015, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale of products, purchase of services or the lease of assets, all of which are not significant for CEMEX and the related party, are incurred for non-significant amounts and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions are approved annually by the Parent Company’s Board of Directors. None of these transactions are material to be disclosed separately.

In addition, for the years ended December 31, 2017, 2016 and 2015, the aggregate amount of compensation of CEMEX board of directors, including alternate directors, and top management executives, was US$47 ($887), US$43 ($802) and US$36 ($579), respectively. Of these amounts, US$35 ($661) in 2017, US$32 ($595) in 2016, US$25 ($402) in 2015, was paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, US$12 ($227) in 2017, US$11 ($207) in 2016 and US$11 ($177) in 2015 of the aggregate amount in each year, corresponded to allocations of CPOs under CEMEX’s executive share-based compensation programs.

26)	SUBSEQUENT EVENTS

On January 5, 2018, in connection with the fine associated with the market investigation imposed by the SIC in Colombia for US$25 ($491), CEMEX Colombia made the payment of such fine, CEMEX Colombia will not appeal the resolution of the SIC and instead intends directly to file an annulment and reestablishment of right claim before the Administrative Court within the four months after the resolution. Once filed, this claim could take a considerable amount of time in being resolved. As of December 31, 2017, CEMEX is not able to assess the likelihood for the recovery of the fine imposed by the SIC or the timeframe for the defense process.

On January 10, 2018, in connection with the tender offer of the January 2022 Notes, the Parent Company incurred a payment of €419, which included, the principal amount oustanding of the notes of €400 plus the premium offer and the accrued interest at the date of redemption (note 16.1).

On January 31, 2018, CEMEX España was notified, based on a resolution dated January 18, 2018, that the National Court (Audiencia Nacional) accepted the request for suspension of payment of the fine submitted by CEMEX España, in connection with the tax proceeding in Spain related to the review of tax loss carryforwards reported between 2006 and 2009 (note 19.4), subject to the presentation of a satisfactory guarantee in the amount of the proposed fine plus interest before March 31, 2018. CEMEX España expects to successfully complete an acceptable form and amount of the required guarantee before the stipulated due date.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2017, 2016 and 2015

(Millions of Mexican pesos)

27)	MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2017 and 2016 were as follows:

		% Interest
Subsidiary	Country	2017	2016
CEMEX México, S. A. de C.V. [1]	Mexico	100.0	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [3]	Spain	73.2	73.3
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A. [4]	Colombia	99.9	99.9
Cemento Bayano, S.A. [5]	Panama	100.0	100.0
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	—
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines ,Inc. [6]	Philippines	55.0	55.0
Solid Cement Corporation [6]	Philippines	100.0	100.0
APO Cement Corporation [6]	Philippines	100.0	100.0
CEMEX Holdings (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [7]	United Arab Emirates	100.0	100.0
Neoris N.V. [8]	The Netherlands	99.8	99.8
CEMEX International Trading, LLC [9]	United States of America	100.0	100.0
Transenergy, Inc. [10]	United States of America	100.0	100.0

1	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2	CEMEX España, S.A is the indirect holding company of most of CEMEX’s international operations.
3

The interest reported excludes own shares held at CLH’s treasury. CLH, entity incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua, El Salvador and Brazil (note 20.4).

4	Represents our 99.7% and 98.9% interest in ordinary and preferred shares, respectively.
5	Includes a 0.515% interest held on Cemento Bayano’s treasury.
6

Represents CHP direct and indirect interest. CEMEX’s operations in the Philippines are conducted through CHP, subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares in the Philippines Stock Exchange under the symbol CHP (note 20.4).

7	CEMEX owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.
8	Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.
9	CEMEX International Trading, LLC is involved in the international trading of CEMEX’s products.
10	Formerly named Gulf Coast Portland Cement Co., it is engaged in the procurement and trading of fuels, such as coal and petroleum coke, used in certain operations of CEMEX’s.

KPMG Cardenas Dosal Blvd. Diaz Ordaz 140 Pte. Piso 8 Col. Santa Maria 64650 Monterrey, N.L. Telefono: + 01 (81) 81 22 18 18 Fax: + 01 (81) 83 33 05 32 kpmg.com.mx

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

Opinion

We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2017 and 2016, and of its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

KPMG Cardenas Dosal, S.C. la firma Mexicana afiliada a KPMG International Cooperative (“KPMG Internacional”), una entidad Suiza.	Aguascalientes, Ags. Cancun, Q. Roo. Ciudad Juarez, Chih. Culiacan, Sin. Chihuahua, Chih. Guadalajara, Jal. Hermosillo, Son. Merida, Yuc. Mexicali, B.C.	Mexico, D.F. Monterrey, N.L. Puebla, Pue. Queretaro, Qro. Reynosa, Tamps. Saltillo, Coah. San Luis Potosi, S.L.P. Tijuana, B.C.

Evaluation of goodwill impairment
See Note 15.2 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

The Group’s balance sheet includes a significant amount of goodwill arising mainly from historic acquisitions which requires conducting an annual evaluation of its recoverability.

We consider this a key audit matter because of the materiality of the goodwill balance and because it involves complex and subjective judgments by the Group regarding long-term sales growth rates, costs and projected operating margins in the different countries where the Group operates, discount rates used to discount future cash flows, as well as comparisons to publicly-available information such as multiples of EBITDA in recent market transactions.

Our audit procedures included considering the consistency and appropriateness of the allocation of goodwill to groups of CGUs, as well as testing the Group’s methodology and assumptions used in preparing discounted cash flow models through the involvement of our valuation specialists.

We compared the Group’s assumptions to data obtained from external sources in relation to key inputs such as discount rates and projected economic growth and compared the latter with reference to historical forecasting accuracy, considering the potential risk of management bias.

We compared the sum of the discounted cash flows to the Group’s market capitalization to assess the reasonableness of those cash flows. In addition we performed sensitivity analysis using multiples of EBITDA.

We challenged the overall results of the calculations and performed our own sensitivity analysis, including a reasonably probable reduction in assumed growth rates and cash flows.

We also assessed whether the group’s disclosures about the sensitivity of the outcome of the impairment assessment to changes in key assumptions such as discount rates and growth rates reflected the risks inherent in the valuation of goodwill.

Recoverability of deferred tax assets related to tax loss carry forwards and other tax credits
See Note 19.2 and 19.4 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

The group has significant deferred tax assets in respect of tax losses and other tax credits (mainly in the United States, Mexico and Spain).

There is inherent uncertainty involved in forecasting future taxable profits, which determines the extent to which deferred tax assets are or are not recognized.

The periods over which the deferred tax assets are expected to be recovered can be extensive.

Additionally in December 2017, the new tax legislation was enacted in the United States. To assess the potential implications of this new law, management analysed the tax modifications and the impacts of the related amounts in the consolidated financial statements

As a result of the above, we consider this to be a key audit matter.

Our audit procedures included considering historical levels of taxable profits and comparing the assumptions used in respect of future taxable profit forecasts to those used in the Group’s long-term forecasts, such as the forecasts prepared in relation to goodwill impairment evaluations.

Our tax specialists assisted in evaluating the reasonableness of key tax assumptions, timing of reversal of temporary differences and expiration of tax loss carry forwards and other tax credits, as well as the reasonableness of any tax strategies proposed by the Group based on our knowledge of the tax, legal and operating environments in which the Group operates.

We also assessed the adequacy of the Group’s disclosures setting out the basis of the deferred tax asset balances and the level of estimation involved.

Regarding the US tax reform, our tax specialists in the US assisted in evaluating the tax implications, the reasonableness of estimates and calculations determined by management.

Tax and legal contingencies
See Notes 19.4 and 24 to the consolidated financial statements
The key audit matter	How the matter was addressed in our audit

The Group is involved in certain significant tax and legal proceedings.

Compliance with tax regulations is a complex matter within the Group because of the different tax laws in the jurisdictions where the Group operates, the application of which requires the use of significant expertise and judgment, making this area a key audit matter. Also, because of the diversity of the Group’s operations, exposure to legal claims is a risk that requires management’s attention.

Resolution of tax and legal proceedings may span multiple years, and may involve negotiation or litigation and therefore, making judgments of potential outcomes is a complex issue in the Group.

Management applies judgment in estimating the likelihood of the future outcome in each case and records a provision for uncertain tax positions or settlement of legal claims where applicable. We focused on this area due to the inherent complexity and judgment in estimating the amount of provision required.

Our audit procedures included the assessment of the adequacy of the level of provision established, or lack thereof, in relation to significant uncertain tax positions and legal contingencies, primarily in respect of cases in Spain, France, Egypt, and Colombia.

We discussed the status of each significant case with management, including in-house counsel, and critically assessed their responses. We read the latest correspondence between the Group and the various tax authorities or plaintiffs and attorneys where applicable. We also obtained written responses from the Group’s legal advisors where those have been appointed, containing their views on material exposures and any related litigation.

In relation to tax matters, we also met with the Group’s tax officers to assess their judgments on significant cases, their views and strategies, as well as the related technical grounds to their position based on applicable tax laws by involving our tax specialists.

We assessed whether the Group’s disclosures about legal and tax contingencies provided sufficient information to readers of the financial statements in light of the significance of these cases.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2017, to be filed with the National Banking and Securities Commission (Mexico) (Comision Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Joaquin Alejandro Aguilera Davila

KPMG Cardenas Dosal, S.C.

Monterrey, N.L.

February 1, 2018